FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


04027313

Report of Foreign Issuer

P.E.
4-1-04

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
APR 23 2004
WASH. D.C. 158 SECTION

For the month of: **April 2004**

Commission File Number: **1-14418**

SK TELECOM CO., LTD.
(Translation of registrant's name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

By: 

Name: Sung Hae Cho

Title: Vice President

Date: April 19, 2004



Digital Convergence Pioneer

Annual Report 2003



SK Telecom



Rainbow

Under the motto of 'Customer Participation and Enhanced Customer Rights,' SK Telecom introduced 'SPEED 011, 010 Rainbow' to provide a variety of customer service programs stratified into seven categories.

Contents


PROFILE

Established in 1984, SK Telecom remains a front-runner in the Korean mobile communications industry. Our subscription base as of December 2003 encompassed over 18 million cellular users nationwide, giving us more than 54% share of the domestic mobile communications market.

SK Telecom's reputation for making history is unrivalled in the global telecommunications industry. We successfully commercialized the world's first CDMA cellular service in January 1996 and 3G(3rd Generation) CDMA2000 1X service in October 2000. This development allowed us to successfully launch the world's first CDMA2000 1xEV-DO service, the synchronized IMT-2000, in January 2002.

Rather than resting on our laurels as Korea's leading company, SK Telecom has continually worked to offer a broader service based on our state-of-the-art technological expertise. We will persist in revolutionizing the telecommunications industry and continue to develop new business models that combine telecommunications with finance, media, commerce and entertainment.
This innovative strategy is enabling us to ride on the crest of the newly emerging ubiquitous communication wave.

Pushing the digital e-nvelope

C0006

Financial Highlights (Non-Consolidated Basis)

	2003	2002	2001	2000	1999
Operating Results (In Billions of KRW)					
Revenue	9,520.2	8,634.0	6,227.1	5,760.9	4,284.9
EBITDA[1]	4,692.8	4,198.0	3,362.1	2,560.8	990.6
Net income	1,942.7	1,511.3	1,140.3	950.7	304.2
Capital Expenditure	1,696.0	1,964.0	1,240.7	1,793.5	1,082.6
Financial Structure (In Billions of KRW)					
Total assets	13,376.0	12,721.2	10,627.9	9,053.6	6,213.1
Cash & marketable securities	987.6	476.1	826.7	1,231.1	550.4
Total liabilities	7,434.1	7,184.3	4,945.6	3,087.7	2,469.7
Interest-bearing debt	4,351.2	4,454.5	3,238.8	1,698.9	1,479.5
Shareholders' equity	5,941.8	5,536.9	5,682.3	5,966.0	3,743.3
Per Share Data (In KRW)					
Earnings Per Share (EPS)	25,876	17,934	13,176	10,899	4,134
Dividend Per Share (DPS)	5,500	1,800	690	540	185
Financial Ratios (%)					
EBITDA margin	49.3	48.6	54.0	44.5	23.1
Net income margin	20.4	17.5	18.3	16.5	7.1
Return On Equity (ROE)	33.9	27.3	19.9	19.6	6.3
Return On Assets (ROA)	14.9	11.9	10.7	12.5	4.0
Debt-to-equity ratio[2]	73.2	80.5	57.0	28.5	39.5
Employee Productivity					
Number of employees	4,164	4,095	3,082	2,962	3,273
Number of subscribers ('000)	18,313	17,220	11,867	10,935	10,077
Number of subscribers per employee	4,398	4,205	3,851	3,692	3,079
Revenue per employee (In Millions of KRW)	2,286	2,108	2,020	1,945	1,309

(1) EBITDA = Operating income + Depreciation + R&D related depreciation within the R&D expense
(2) Debt-to-equity ratio = interest-bearing debt / shareholders' equity

C0007

FINANCIAL HIGHLIGHTS

Revenue and Subscribers



Revenue
(In Billions of KRW)
Subscribers
(In Thousands)
10,000
7,500
5,000
2,500
0
30,000
20,000
10,000
0
4,285
5,761
6,227
8,634
9,520
10,077
10,935
11,867
17,220
18,313
1999
2000
2001
2002
2003

Net Income Margin and Earnings Per Share



Net Income Margin
(%)
EPS
(In KRW)
20.0
15.0
10.0
5.0
0
30,000
20,000
10,000
0
7.1
16.5
18.3
17.5
20.4
4,134
10,899
13,176
17,934
25,876
1999
2000
2001
2002
2003

Debt-to-Equity Ratio and Interest-bearing Debt



Debt-to-Equity Ratio
(%)
Interest-bearing Debt
(In Billions of KRW)
100.0
75.0
50.0
25.0
0
8,000
6,000
4,000
2,000
0
39.5
28.5
57.0
80.5
73.2
1,480
1,699
3,239
4,455
4,351
1999
2000
2001
2002
2003

C000S

SK Telecom Shares

In 2003, SK Telecom's share price performance had been sluggish due to various adverse market conditions, despite the fact that we set new records in terms of our business performance with total revenues of KRW 9.52 trillion, up 10% and net income of KRW 1.94 trillion, up 29% from the previous year. After starting the year at KRW 229,000, the share price closed the year at KRW 199,000.

Share Information

	2003	2002
No. of shares(issued)	82,276,711	89,152,670
Total Market Value (In Billions of KRW)	16,373	19,839
Share Price (In KRW)	199,000	229,000
High	235,000	299,000
Low	142,000	209,500
PER (x)	7.7	12.8
EPS (In KRW)	25,876	17,934

* EPS, PER: number of shares adjusted



SK Telecom Shares in 2003
June 16
Announced a resolution on business principles with SK affiliates
Stock Price (In KRW)
250,000
220,000
190,000
160,000
130,000
100,000
Stock Price
Trading Volume
January 23
Announced a plan to purchase 3% of its common stocks
March 20
Signed a formal contract with China Unicom to establish a J/V (Joint Venture) company in China
May 1
Merged with SK IMT

C0009


SK TELECOM
SHARES

Ownership Structure
(%)


5.0
POSCO
21.5
SK Corp.
47.0
Foreign investors
10.5
Treasury
stock
As of
Dec. 2003
12.2
Domestic financial
institutions
& corporations
3.8
Individual
investors
6.5
POSCO
19.8
SK Corp.
9.3
KT
5.4
Treasury
stock
39.0
Foreign investors
As of
Dec. 2002
3.6
Individual
investors
16.4
Domestic financial
institutions
& corporations

Dividends

Year ended December 31	Dividend per Share (In KRW)	Total Amount of Dividend Declared (In Billions of KRW)	Number of Shares Entitled to Dividend
1999*	185	15.4	83,284,110
2000	540	48.1	89,079,034
2001	690	57.3	82,993,404
2002	1,800	151.7	84,299,698
2003	5,500	404.9	73,614,308

* 1:10 stock split executed in April 2000 was reflected.

July 1
Launched commercial CDMA Cellular Service in Vietnam

October 31
Established CapEx review and Compensation Review committees

December 23
Announced a dividend policy for 2003 & 2004

Trading Volume (No. of Shares)

5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0

July 22
Purchased 2.48 million POSCO shares held by SK Corporation

November 6
Formed a consortium to develop satellite DMB business

C0010

Letter to the Shareholders



Jung Nam Cho Vice-Chairman & CEO

SK Telecom continued to demonstrate robust growth despite numerous challenges in the market.

In 2003, SK Telecom continued to demonstrate robust growth despite numerous challenges in the market. Thanks to the stable increase of voice revenue, and growth in the wireless Internet business, we achieved KRW 9.5 trillion in total sales to mark a year-on-year increase of 10%. In addition to this, a 49.3% EBITDA Margin exceeded the year s provisional target of 48%. Through continuous growth in sales and efficient cost management, net income increased 29% to KRW 1.9 trillion. These results set a new precedent by recording the best business performance in our history.

The market competition in 2004 is expected to heighten due to Mobile Number Portability introduction. SK Telecom will respond to this challenge by improving its competitiveness in service and customer care in order to once again lead this new market environment. At the same time SK Telecom will strive to maintain continued growth by developing new markets such as new varieties of multimedia service.

Shareholder Value Enhancement

Top of SK Telecom s agenda for 2003 was maximizing shareholder value. To facilitate the transferal of profit to shareholders, we purchased and cancelled 3% of the total outstanding shares and decided to pay a cash dividend of KRW 5,500 per share in the early part of 2004, an increase of more than three times over the previous year. We also chose to implement an interim dividend payment during 2004. With this interim


LETTER TO
THE
SHAREHOLDERS

dividend, the overall dividend payout ratio for earnings in 2004 will rise to 25%.

In addition to this, we have decided to return 2% of outstanding shares in treasury to shareholders by one of various methods such as share cancellation. As with 2003, we will spare no effort in raising corporate value to the level of our global peers by enhancing shareholder value.

Transparent Management

SK Telecom keeps optimizing the Company s value and shareholder value by encouraging a creative and forward-looking entrepreneurial environment, based on the principles of transparency and accountability. By allowing the Board greater discretion over the running of the company, we have introduced more balance into the decision-making process as the BOD reviews and acts on all key issues. Two committees, the Audit Committee and the Outside Director Recommendation Committee, already exist to complement this Board-oriented management practice.

In October, a CapEx Review Committee was formed to review the CapEx plan of the Company. We also created a Compensation Review Committee to oversee our compensation scheme for CEOs and directors. In conjunction with existing sub-committees, these new additions will help the BOD carry out its supervisory role and strengthen its level of expertise and independence.

In March 2004, Moody s, a worldwide credit rating institution, upgraded our credit rating to A3, a credit rating equivalent to the sovereign rating of Korea, in light of our stable business structure and improved corporate governance. SK Telecom will maintain transparency in its dealings with affiliates and work to meet the most stringent global standards of governance and managerial transparency.

2003 Business Review

By the end of 2003, the Company secured 54.5% of the domestic market share or 18.3 million subscribers. This leading position resulted from our tireless efforts to increase service quality and customer value. An example of our efforts to improve customer value is the Rainbow Campaign that encourages customers direct participation in our marketing activities as a way of protecting their rights. We then reaffirmed our excellence by ranking first in the national customer satisfaction index (NCSI) for the sixth consecutive year.

SK Telecom s wireless Internet business has clearly established itself as the premier growth engine in 2003. The business thrived by moving beyond simple text-based content to include multimedia services, generating KRW 1.3 trillion in revenue. This represented a rise to 15.5% of the cellular revenue for 2003, up from 9.7% in 2002.

SK Telecom s overseas investments are designed to build on our accumulated business expertise in the

Letter to the Shareholders



Shin Bae Kim President & CEO

We will spare no effort in raising corporate value to the level of our global peers by enhancing shareholder value.

information and communications field. In March 2003, we signed a formal contract to establish a joint venture company named UNISK with China Unicom, China s largest CDMA operator, to launch a wireless Internet business in China. On top of this, we successfully launched a CDMA cellular service in Vietnam, and have been exporting our cutting-edge wireless network solutions and platforms to worldwide telecom operators.

New Business Opportunities

Against a backdrop of accelerating digital convergence, SK Telecom has used its cutting-edge technological developments to consistently light up the domestic market. As exciting new business possibilities have unfolded and mapped out yet more digital evolutions for us to capitalize on, we will endeavor to emerge as the comprehensive information distribution company by offering an integrated, ubiquitous service in all areas of daily life, including finance, media, commerce and entertainment.

As a first step, we plan to launch the commercial satellite-operated digital mobile broadcasting (DMB) service by the second half of 2004. In line with this, the world s first satellite for the DMB service was successfully launched in March 2004. The introduction of this service will accelerate the convergence of the telecommunication and broadcasting sectors.

SK Telecom commercialized the world's first 3G CDMA2000 1X and 1xEV-DO service and is now building on that reputation by pioneering the next

00013


LETTER TO
THE
SHAREHOLDERS

generation of wireless Internet technology. SK Telecom is developing 2.3GHz Broadband Wireless service that will provide heavy data users with the high-speed Mobile Internet access they require.

In addition, we introduced the mobile banking service, M-Bank in a joint effort with major domestic banks in March 2004 and will introduce Digital Home Network business with electronic and construction companies in 2004. To see these new businesses through to a lucrative and successful conclusion, we will further strengthen our cooperative ties with related business partners.

SK Telecom will continue to form strategic alliances with global telecom operators to build cooperative relations for marketing and technology in all fields of mobile communications. This effort, reinforced with a variety of new business models based on our cutting-edge wireless Internet solutions and technology, will greatly contribute to our advancement into international markets.

With respect to the development of our subsidiaries, SK Teletech plans to expand its export volume of sophisticated handsets to existing markets in China, Taiwan, and Israel, and explore markets of America and Europe in mid to longer-term basis to make it an internationally recognized brand. SK Communications will continue to build up competitiveness in its core services such as Cyworld, a community portal and NATE-ON, an instant messaging service and game contents area. These actions will increase the brand value of NATE, the Company s wired and wireless integrated portal.

To help ensure our continued market leadership and success of these projects, we will establish Win-Win Partnerships with relevant business partners not only to maximize growth potential of SK Telecom but also minimize the business risk.

In 2003, we successfully fulfilled our goal of paving the way to becoming a world-class information communication company. By providing an inspiring range of products and greatly increasing shareholder value, SK Telecom will continue along the steady path toward attaining this goal in 2004.

Thank you

Jung Nam Cho Vice-Chairman & CEO

Shin Bae Kim President & CEO

C0014

Board of Directors


8
5
3
7
6
2
1
4

1›› **Jung Nam Cho** Vice-Chairman & CEO 2›› **Shin Bae Kim** President & CEO 3›› **Yong Woon Kim** Outside Director
4›› **Sang Koo Nam** Outside Director 5›› **Jae Seung Yoon** Outside Director 6›› **Sang Chin Lee** Outside Director
7›› **Young Jin Kim** Executive Vice-President 8›› **Sung Min Ha** Vice-President

C0015


BOARD OF
DIRECTORS

- Position
- Other Principal Directorships & Positions
- Business Experience

JUNG NAM CHO
- Vice-Chairman, Chief Executive Officer and Representative Director, SK Telecom
- President, SK Telecom
  Executive Vice-President, SK Telecom
  Senior Vice-President, SK Telecom
  Managing Director of Engineering, SK Corporation

SHIN BAE KIM
- President, Chief Executive Officer and Representative Director, SK Telecom
- Director, SK Teletech
  Director, SK Telink
- Head of Strategic Planning Group, SK Telecom
  Head of Strategic Planning Group, Shinsegi Telecomm
  Director of Strategic Business Division, SK Telecom
  Director, The Korean Operations Research and Management Science Society

YONG WOON KIM
- Outside Director and Member of Audit Committee
- Standing Advisor, POSCO Research Institute
- Senior Executive Vice-President, POSCO
  Member of the Board, POSCO

SANG KOO NAM
- Outside Director and Member of Audit Committee
- Professor, Korea University
- Dean, College of Business Administration, Korea University
  President, Korean Monetary and Finance Association
  Non-Standing Director, Korea Stock Exchange
  President, Korea Finance Association

JAE SEUNG YOON
- Outside Director and Member of Audit Committee
- CEO and Representative Director, Daewoong Pharmaceutical
- Vice-President, Daewoong Pharmaceutical
  Auditor, Daewoong Pharmaceutical
  Public Prosecutor, The Seoul / Busan District Public Prosecutors' Office
  Passed the 26th State Law Examination

SANG CHIN LEE
- Outside Director and Member of Audit Committee
- Consultant
- Chairman, Communication Network Interface
  Chairman and CEO, Spectron Corporation
  President, Scovill Fasteners
  Director, ITT Worldwide Corporation
  Vice-President, ITT Asia Pacific Corporation

YOUNG JIN KIM
- Executive Vice-President,
  Head of Management Supporting Group,
  Executive Vice-President of Future Management Institute and
  Head of Ethics Management Office, SK Telecom

SUNG MIN HA
- Vice-President and Head of Strategic Planning Group, SK Telecom
- Chairman and Representative Director, SLD Telecom
  Director, SK Telink
  Auditor, SK Teletech
  Auditor, SK C&C





Laying down a blueprint for others to follow, SK Telecom commercialized the world's first CDMA cellular service, CDMA2000 1X and CDMA2000 1xEV-DO and introduced WCDMA services, thus forging new paths in the mobile communications industry by developing the technology of tomorrow.

The Power to Shape the Future





The information communication sector of today is facing unprecedented change as technological advancements are forcing established boundaries into retirement.
As an acknowledged industry leader, it is only fitting that SK Telecom is at the forefront of converging the telecommunications, finance, and broadcasting industries to create dynamic new business paradigms.



Digital Convergence for a New Era









The moniker 'Ubiquitous Society' represents the future of the telecommunications industry. Armed with this foresight, SK Telecom is making inroads to leap forward as the leading ubiquitous service operator, capable of transmitting any kind of information beyond the traditional limitations of time, space, or interface.





A World Beyond Dreams

Snapshots in 2003

1 January

Completed share swap with KT Corporation

Of the shares received from the exchange, SK Telecom cancelled 4,457,635 shares (5.0%) and kept 3,809,288 shares (4.3%) in treasury.

Announced the plan to purchase 3% of its common shares

SK Telecom announced the plan to undertake buyback & cancellation of 2.54 million shares in the market. Board of Directors approved the plan in June. Shares were cancelled in August.

2 February



Expanded 'June' broadcasting service

Broadcasting service in 'June' expands to broadcasting of KBS1, KBS2, MBC and SBS services.

Held a variety of customized events

SK Telecom held various events for new subscribers such as overseas theme reporting, declaration of love event and scholarship offering.

3 March



Signed a formal contract with China Unicom to establish a J/V (Joint-Venture) company in China.

The J/V was set up with 6 million USD capital. SK Telecom owns 49% of its stake while China Unicom has a controlling 51% stake.

Held the 19th general shareholders' meeting

SK Telecom adopted a cumulative voting system at the general shareholders' meeting.

4 April



Publicly demonstrated the commercialization of 'WIPI' (Wireless Internet Platform for Interoperability)

The telecommunications companies released WIPI, a mobile standard platform.

5 May

Merged with SK IMT

SK Telecom merged with SK IMT, a 3G telecommunications entity, on May 1 to develop the WCDMA network.



Provided CDMA Automatic Roaming Service in Thailand and Saipan

SK Telecom cellular customers can now use their own cellular phones and numbers in Thailand and Saipan, increasing the coverage to 13 countries worldwide.

6 June

Announced a resolution on business principles with SK affiliates

The announced principles are focused on SK Telecom's fairness and objectiveness in dealings with intergroup companies.

Initiated 'Rainbow' program

The service was launched to promote customer participation and provide forum for customers to express their rights.

7 July


KHAI TRU

Launched commercial CDMA Cellular Service in Vietnam

SK Telecom, through a joint venture, launched a CDMA 1X based service in Vietnam, a country with population of 80 million that has about 2% market penetration.

Received the Corporate Governance Award

The Corporate Governance Service, an affiliated organization of the Korea Stock Exchanges, rewarded SK Telecom for having the highest standards of corporate governance in 2003.

Purchased 2.48 million POSCO shares held by SK Corporation

This purchase was undertaken to remove any potential overhang concerns from the market.

8 August


June

3G June Service subscribers reached 1 million

'June,' a multimedia EV-DO service, surbscribers surpass 1 million mark only eight months after its launch in November 2002.

9 September



Successfully tested Wireless Data Roaming Service between Korea and China

SK Telecom's customers will now benefit from automatic roaming, Short Message Service, Caller Identification Service, and many other data services from China.


SK Tele

Total number of subscribers exceeded 18 million

Thanks to its cutting-edge technology and exceptional call quality, SK Telecom's number of subscribers exceeded 18 million.

10 October

Established Capex Review and Compensation Review committees

These two committees were made to strengthen and improve corporate transparency at SK Telecom.

11 November

Formed a consortium to develop satellite DMB business

SK Telecom took in the satellite DMB business as a major shareholder with a 30% stake. It established a separate entity, 'TU Media Corp.,' in December.

Participated in a SK Telecom subsidiary, SK Communications' rights offering

SK Telecom's portion of rights offering was KRW 82 billion.

12 December



Demonstrated 2.3GHz Broadband Wireless Service

SK Telecom publicly demonstrated the 2.3GHz Broadband Wireless Service.

Launched WCDMA commercial service

The commercial service was successfully introduced in Seoul.

Announced dividend policy for 2003 and 2004

Decided to raise dividend per share to KRW 5,500 from KRW 1,800 on 2003 earnings result and increase the dividend payout ratio to 25% for 2004 including interim dividends.

Notable Events



SK Telecom is committed to improving shareholder value and corporate transparency. In 2003, we have undertaken many corporate actions to make improvements in these areas.

SK Telecom executed a number of significant transactions in 2003. The increase in dividends, share cancellation, and the plan to pay out an interim dividend illustrate our continuing effort to protect the interests of our shareholders and to maximize shareholder value. Furthermore, the merger with SK IMT brought about more efficient operations for our 3G service. Two new committees were established within the Board to ensure more transparent decision-making process. We also revealed our plan to return 2% treasury shares to shareholders.

Increase in Dividend Amount

SK Telecom raised dividends on 2003 earnings by more than three times from KRW 1,800 to KRW 5,500 per share. This decision was made to return more of the Company value to our shareholders.

Dividend Policy for 2004 Earnings

SK Telecom announced our 2004 dividend policy. We have once again raised our dividend payout ratio to 25% with an interim dividend payment in 2004. The interim dividend amount will be announced by June 2004 with the actual payment in the second half of the year. This adjustment and the introduction of an interim dividend reflect SK Telecom's confidence in its future growth and stable revenue stream, while at the same time reaffirming our commitment to enhancing shareholder value.

Share Cancellation

On June 24, 2003, SK Telecom's Board of Directors approved the Company's plan to cancel 3% of issued shares (KRW 524.4 billion) The transaction was completed on August 20, reducing the total number of outstanding shares to 82,276,711.


NOTABLE EVENTS

Return 2% Treasury Shares to Shareholders

SK Telecom holds 10.53% of outstanding shares in treasury. We have been looking for ways to reduce this holding. Due to foreign ownership limit (49%) being fully purchased in early January 2004, the cancellation of additional shares are not possible.

On February 2004, SK Telecom announced the intention to dispose 2% of the treasury shares during the first half of the year. We will look for any possible changes in foreign ownership limit in order to explore share cancellation possibility using this 2% sales proceeds by the end of 2004.

If the cancellation proves to be impossible, we will explore alternative ways to return value to our shareholders.

Merger with SK IMT

SK Telecom merged with SK IMT, a 3G telecommunications entity, on May 1, 2003 to develop the WCDMA network on a 2GHz band. For every SK IMT share, 0.11276 shares of SKT were allocated. The exchange prices for SKT and SK IMT were KRW 243,000 and KRW 27,400 respectively. To buy out 38.66% of shares held by minority shareholders of SK IMT, SK Telecom issued 126,276 new shares to shareholders who agreed to the merger and purchased the rest of shares at KRW 605 billion using the cash balance at SK IMT. Merging with SK IMT made sense both operationally and strategically, as it will not only eliminate inefficiencies that stem from providing an almost identical service through two separate entities, but also leverage SK Telecom's already strong brand name to 3G service areas.

Establishment of CapEx Review and Compensation Review committees

SK Telecom's Board of Directors decided to establish CapEx Review and Compensation Review committees within its BOD on October 29, 2003. The CapEx Review committee is responsible for reviewing SK Telecom's CapEx business plan that outlines the following year's operations and budget plan. The Compensation Review committee oversees our overall compensation scheme for CEOs and directors. The addition of the CapEx Review and Compensation Review committees is expected to enhance both the independence and expertise of the BOD, leading to a more efficient decision-making process and better implementation, which will serve to strengthen our corporate transparency.

Operations


SK Telecom

SK Telecom


OPERATIONS

SK Telecom's upwardly spiraling subscriber and customer satisfaction has consistently validated our attempts to harness the latest technology with the sharpest ideas to become the nation's indispensable service operator. Whether at home, outside the office, abroad, or even asleep, our wide range of premium and multimedia services keeps customers connected by setting new standards in convenience.


SPEED 011 010
ting
TTL
UTO
CARA
LeadersClub
june
NATE
MONETA
Cellular Service
Wireless Internet Service
Globalization Activities
Network Solution Exports
Business in Overseas
Handset Manufacturing
International Call Service
Wired Internet Service
Satellite DMB
SK Teletech
SKY
SK Telink
00700
SK Communications
NATE.com
TU Media
TU Media Corp.

C0028

Business at a Glance

	Business Strategy
Cellular Service	• Maintain market leadership and pursue qualitative growth • Improve revenue and customer convenience through value-added services such as CDMA roaming and COLORing
Wireless Internet Service	• Strengthen market leadership of 'June' service • Expand our wireless data and Internet services through an integrated wired and wireless platform • Generate new revenue streams by launching a wide range of products and services, including sophisticated mobile commerce and financial services
Globalization Activities	• Expand sales of network solutions to mobile operators in America, Europe and Southeast Asia • Secure a place at the top of the world's wireless Internet market through global partnerships


OPERATIONS
BUSINESS
AT A GLANCE

As of December 2003

Major Brands & Products	Business Profile
SPEED 011 010 : Maximizes the long-standing loyalty of our subscribers ting : Targets the teenage market TTL : Designed to suit the lifestyles of young people UTO : Reflects the lifestyles of professionals aged 25 to 35 CARA : Offers membership services tailored to women Leaders Club : Provides a premium membership service for all ages	Total Subscribers: 18.3 million Market Share: 54.5% of the domestic market Voice MOU: 207 minutes Total ARPU: KRW 45,812
June : A premium multimedia service that allows users to enjoy streaming video through the CDMA2000 1xEV-DO network NATE : Wired and wireless Internet service that can be accessed via cellular phones, PCs, PDAs and Vehicle Mounted Terminals MONETA MONETA Credit Card Payment: Allows traditional credit card functions to be performed by chips embedded in cellular handsets MONETA Finance Portal: Offers financial portal services related to securities trading, insurance, real estate, personal asset management, investment trust funds and more	Subscribers: 17 million (with Wireless Internet-enabled handsets) Nate User: 9.9 million June Subscribers: 1.7 million MONETA Card Subscribers: 1.2 million (including Chip and Magnetic Stripe) MONETA Finance Portal Subscribers: 1.8 million Wireless Internet ARPU: KRW 7,766 Wireless Internet ARPU for June Subscribers: KRW 22,430 Wireless Internet Revenue for 2003: KRW 1.32 trillion
CDMA Network Consulting: CDMA Network design, optimization and testing China: Wireless Internet Service Vietnam: CDMA cellular service and wireless Internet service	Value-added service export & CDMA Network Consulting China: Established a joint venture company with China Unicom Vietnam: Launched CDMA cellular service


SPEED 011 010

Business Review

What sets us apart

The Korean telecommunications industry and the wider global market are both expected to experience common trends during the next decade in terms of rapid technological change and increasing competition. SK Telecom's business aim is to enhance shareholder value by promoting the existing voice business and wireless Internet business, as well as pioneering new products and services.



Cellular Service

SK Telecom has managed to secure its market leadership by maintaining its quality subscriber base and attracting new customers with innovative, customized services. As of December 2003, SK Telecom had 18.3 million subscribers and 54.5% of the domestic market share. During the year, SK Telecom gained an additional 1 million net subscribers, approximately 88% of the overall market's net additions. The average monthly churn rate was one of the lowest in the world at 1.2%, which, together with the other outstanding results, clearly demonstrates SK Telecom's power as a market leader.

SK Telecom Subscribers in 2003


(In Millions)
19
18
17
0
53.6%
53.8%
54.3%
54.5%
17.6
17.9
18.0
18.3
Mar.
June
Sept.
Dec.
Number of Subscribers
Market Share

Superior Customer Service Infrastructure

SK Telecom offers its services to customers through 29 sales centers and 52 branch offices, as well as a nationwide network of 1,533 authorized exclusive dealers. We have a


BUSINESS
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CELLULAR
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customer service center that supplies prompt and accurate customer service around the clock, 365 days a year. Our advanced IT infrastructure, complete with computer systems for automatic billing and customer management, provides our clients with a ready stream of fast and accurate services. We also maintain an excellent level of product quality with exceptional nationwide coverage and outstanding call quality. Notably, the National Customer Satisfaction Index (NCSI) has rated our cellular service brand first in the customer satisfaction category for six consecutive years. All of these factors have helped cement our position at the top of the Korean market.

Customized Premium Services

Under the motto of 'Customer Participation and Enhanced Customer Rights,' we introduced 'SPEED 011, 010 Rainbow' Campaign in July 2003. This consists of a variety of customer service programs in seven categories including a 'Customer Consultant' program that deals with customers' evaluations and proposals on all of SK Telecom's services and products. Another is the 'Quality Service' program that is responsible for making sure customers get more out of the customized services offered by SK Telecom's frontline sales forces. The Rainbow program has pushed new boundaries in terms of marketing approaches by actively pursuing customer participation, which will, in return, strengthen customer loyalty.


SPEED 011 010

SK Telecom also offers a wide array of new brands to ensure our clients receive customized and premium membership services regardless of their lifestyle or age.

The Ting brand targets the teenager market, while TTL was engineered to suit people in their twenties, and UTO is aimed at professionals aged 25 to 35. Customers who subscribe to these brands can enjoy special discounts at selected entertainment, sports, games, education, food, travel, beauty and culture outlets.

Extensive Line of Products

SK Telecom continues to prioritize customer convenience, and create additional revenue, through a variety of value-added services. In 2003, we introduced the 'Call Keeper' service that allows customers to verify incoming call numbers retroactively if their cellular phones were previously switched off, and a 'Lettering' service that enables callers to display any name of their choosing on the receivers' screen when they make calls. Among the various value added services that we offer, the following three contributed the most to sales revenue in 2003: the 'COLORing' service, which converts a typical ring tone to the subscriber's preferred tone sequence, the Caller Identification (CID) Service, and the CDMA Automatic Roaming service.







In order to satisfy our subscribers' global needs, we currently offer the CDMA Automatic Roaming service to 13 countries throughout the world. These include the U.S., Japan, China, Canada, New Zealand, Hong Kong, Thailand, Taiwan, Mexico and Peru. This service lets SK Telecom customers send and receive cellular calls from their original handset in the cited countries. At present, SK Telecom is the only company in Korea that is offering the CDMA Automatic Roaming service.

Since July 2003, we have been offering a short message roaming service free of charge to nine countries including Japan, China, New Zealand, Guam, Saipan, Thailand and Hong Kong. At the same time, our cellular subscribers can enjoy the benefits of our CID service in the U.S., China, Thailand, Guam, Saipan, Hong Kong, New Zealand, Taiwan and Mexico. In September 2003, SK Telecom successfully completed the world's first test of a wireless data roaming service between Korea and China.

Solidifying our Market Position

Starting from January 2004, all mobile service providers are required to issue 010 as a prefix number to their new subscribers. In order to retain the value of our 'SPEED 011' brand and attract new subscribers, SK Telecom launched 'SPEED 011-SPEED 010' in November 2003. To ensure these customers remain loyal to the new brand, we are constantly maintaining its superior quality and offering other outstanding benefits.

From January 2004, the Korean Ministry of Information and Communication (MIC) announced its plan to allow mobile subscribers to switch service providers while retaining their old mobile phone number. However, the impact of this mobile number portability (MNP) is not expected to be very dramatic because of the difference in call and product quality.







Wireless Internet Service

In November 2002, SK Telecom introduced the new multimedia service brand June. In 2003, June experienced explosive growth by garnering about 1.7 million subscribers. By evolving from a simple text-based wireless Internet service into a comprehensive multimedia service, SK Telecom increased revenue in this area to represent 15.5% of the total cellular revenue for 2003, significantly higher than the 9.7% marked in the previous year. Wireless Internet has therefore clearly established itself as SK Telecom's premier growth engine for 2003.

'June' Subscribers in 2003


(In Thousands)
1,800
1,200
600
0
393
829
1,243
1,678
Mar.
June
Sept.
Dec.

Wireless Internet Revenue in 2003


(In Billions of KRW)
500
400
300
0
13.4%
14.4%
15.7%
18.5%
265
306
338
411
1Q
2Q
3Q
4Q
Wireless Internet Revenue
% of Cellular Revenue

3G Premium Multimedia Service

In January 2002, SK Telecom launched the world's first 3G CDMA2000 1xEV-DO network. This network provides a maximum data transmission speed of 2.4Mbps and is 16 times faster than its predecessor, the CDMA2000 1X. Based on this advanced network, SK Telecom launched 'June,' the latest and most technologically advanced multimedia service in November 2002. The service aims to fulfill market demand for 3G multimedia services.

This innovative service allows subscribers to enjoy high-quality streaming video content. Some of the new features that accompany 'June' are video-on-demand (VOD), music-on-demand (MOD), videophones, Internet use and TV broadcasting. Further, through the June service we offer a multimedia messaging service that enables customers to send and receive a variety of multimedia content such as streaming video, audio and text via their cellular phone. Notably, SK Telecom commercialized the world's first videophone service in June 2003. This crystallized our position at the forefront of 3G services.

Currently the June service is available in 81 cities nationwide, covering 90% of the Korean population. As of December 2003, the wireless Internet ARPU for this service was nearly four times


BUSINESS
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WIRELESS
INTERNET
SERVICE

higher than that of the CDMA 1x RTT service. We will further strengthen our market leadership with regard to the 3G data service by communicating closely with customers, increasing brand value, and developing strategic new business models.


ARPU by Handset type
(In KRW, as of December 2003)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
24,768
1,388
38,731
5,201
54,273
14,531
65,252
22,430
IS95A/B
1xRTT
1xEV-DO
June
Total ARPU
Wireless Internet ARPU



Convergence of Telecom & Finance

SK Telecom is actively engaged in implementing a Financial Enabler business that lets customers enjoy a variety of financial services through cutting-edge mobile communications terminals.

Under the brand name of 'MONETA,' this business optimizes mobile payments, financial portal entries, banking applications, and a mobile payment infrastructure. To ensure its smooth running, we have established a basic infrastructure that enables MONETA credit card payments and MONETA cash payments.

In March 2003, SK Telecom started issuing MONETA credit cards with the Korea Exchange Bank Credit Service. Since then, our strategic affiliations have been expanded to include Woori Credit Cards, Hyundai Credit Cards and Shinhan Credit Cards. As of December 2003, we have provided 360,000 MONETA credit card-reading devices called 'Dongles' to affiliated stores nationwide. In addition, 580,000 chip-inserted MONETA terminals have been inserted into the market.

If 2003 was the year for building the necessary infrastructure to facilitate mobile payments, 2004 will be dedicated to generating new revenue streams. With that end in mind, we will launch a wide range of innovative products and services, including MONETA Coupons, MONETA Shopping and MONETA Ticketing.

In addition, we have strengthened both the on - and off - line payment function of MONETA Cash, e-cash on the network. We are also constantly upgrading our wire-line MONETA portal (www.moneta.co.kr) to make it the ultimate vehicle for a personalized premium service, so we can offer these services on a wire-free platform.

On top of the MONETA service, SK Telecom is currently developing a chip-based mobile banking service, 'M-Bank,' in cooperation with Shinhan Bank, Chohung Bank, Woori Bank, and Hana Bank. This service was introduced into the market from March 2004.




BUSINESS
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GLOBALIZATION
ACTIVITIES



Globalization Activities

SK Telecom is committed to becoming a global information communication leader beyond the borders of the Korean Peninsula.

Armed with the exceptional level of CDMA cellular and wireless Internet service operations, SK Telecom is now making a strong impression on the global market. We are currently running various wireless network solution export businesses as well as investing in overseas CDMA cellular ventures. SK Telecom is committed to becoming a global information communication leader above and beyond the borders of the Korean Peninsula. Seeking business opportunities through strategic alliances with the global players, SK Telecom signed MOUs with TeliaSonera, Alcatel and etc.

Network Solution Exports

SK Telecom, as a leading wireless Internet operator, is actively moving into overseas markets by increasing its exports of wireless network solutions such as 'COLORing,' one of its most popular value-added services. In 2003, we concluded a 'COLORing' solution supply contract with SingTel, Singapore's premier telecom company, Mobile One, Singapore's number two telecom company, SMART, the Philippines' largest cellular operator, and S-Telecom, the Vietnamese CDMA cellular service provider. This gave domestic telecom manufacturers an opportunity to export their systems and equipment, along with our network solutions.

We also signed a contract for our CDMA network consulting with China Unicom, China's number one CDMA service operator, APBW, a 3G telecom operator in Taiwan, and Vietnam's S-Telecom. This contract covers consulting for CDMA 2000 1X network design optimization and testing. SK Telecom has been offering CDMA network consulting service in China since 2001 and also conducted training programs for Skytel, Mongolia's number two mobile communication operator, China Unicom, and BFKT of Thailand. These have proven the excellence and competitiveness of SK Telecom's CDMA technology in the global market.

SK Telecom plans to expand the sales of its network solutions to CDMA and GSM mobile phone operators in America, Europe and in the Southeast Asia. To this end, we will set up a cooperative service business application model with foreign telecom operators to help market the COLORing service. At the same time, SK Telecom will continue to provide network consulting services for CDMA2000 1X, 1xEV-DO, and WCDMA technologies to overseas mobile communication operators, thereby enlarging the Company's presence, and playing a defining role in the world's wireless communications market.






BUSINESS
REVIEW

Business in China

China Unicom is China's second largest wireless network operator and its only CDMA service provider with over 20 million CDMA subscribers as of year-end 2003. In March 2003, SK Telecom and China Unicom signed a contract to establish a J/V (Joint venture) company to provide wireless Internet business in China. The company was finally set up in February 2004 with initial capital of US$ 6 million. SK Telecom owns 49% of its equity share while China Unicom holds a 51% stake.

As SK Telecom advances into the Chinese market with more than 200 million cellular subscribers, we will strive to maintain a foothold at the top of the world's wireless Internet market by forming similar cooperative systems throughout Northeast Asia. This joint venture is a giant step toward that goal.

Business in Vietnam

Considering the nation's growth potential in the mobile communications service industry and its strategic location in Southeast Asia, SK Telecom has been trying to enter the Vietnamese market. As a result of our efforts, in September 2001 we acquired an investment license from the Vietnamese government and established S-Telecom with the aim of constructing a local CDMA network. In July 2003, S-Telecom started its very own commercial CDMA cellular service for the first time in Vietnam.

In order to secure a service superior to existing cellular service providers that base their operations on European-style GSM technology, we have been carrying out a series of aggressive marketing strategies to promote our sophisticated CDMA handsets, COLORing value-added service, and the world's highest-quality wireless Internet service.









C00037

Subsidiaries



> SK Telecom acquires an operational advantage by forging strong relationships with subsidiaries in various telecom fields.



SK Teletech

SK Teletech, Korea's premium cellular phone manufacturers, was established in October 1998 with the aim of proposing an ideal 'mobile life' by providing revolutionary products that stay one step ahead of customers' needs. The company provides innovative and stylish cellular phones equipped with convenient functions that match customers' lifestyles and technological demands. These include high definition digital cameras, video-on-demand, music-on-demand, multimedia messaging, wireless Internet, chord melodies, an IrDA function, and many other features. In 2003, SK Teletech further solidified its reputation as an innovator and leading cellular phone manufacturer by launching a series of new products. Among a myriad of new functions and elaborate designs, some phones stood out above the rest, including a sliding-front phone with MOD (IM-6100), a camcorder phone capable of recording 90 minutes of moving images (IM-6400), a 180-degree folding digital camera phone and Korea's first QVGA (Quarter Video Graphics Array) LCD-mounted cellular phone (IM-7000).

Thanks to this success, SK Teletech achieved KRW 481.1 billion in domestic sales in 2003. In addition, the Company generated KRW 148.2 billion in cellular phone sales in the Israeli, Chinese and Taiwan markets. In July 2003, SK Teletech was selected as one of the fastest growing enterprises in Korea by the global consulting group Deloitte & Touche, as well as the Digital Times and the Korea Consumer Credit Information panel. Moreover, SK Teletech won first place in the National Customer Satisfaction Index in recognition of the outstanding quality of our products and services. This highlights SK Teletech's commitment to becoming a global player in cellular phone manufacturing, and one that is constantly launching cutting-edge handsets in both the domestic and overseas markets.



SK Telink

Since establishing itself in April 1998 as an international telecommunications services provider, SK Telink has grown to be a major contender among specially designated international call service operators in Korea. The company's '00700' international call service lets all Korean cellular users make low cost international calls. SK Telink also provides direct-dial, pre- and post-paid calling card services,


BUSINESS
REVIEW
SUBSIDIARIES

and bundled service international calls for corporate customers, as well as Internet protocol-based voice services, Web-to-Phone services, and data services.

In July 2003, SK Telink was selected as an international call facilities-based operator by the government. This enabled it to start offering the '00700' international call service through fixed phones in November of the same year. Despite fierce competition between international call service providers, and the lowering of call tariffs, the company achieved sales revenue of KRW 101 billion in 2003. SK Telink will continue to extend its customer base by increasing brand value, and offering a variety of international call service products that fully satisfy its customers' diverse needs. In addtion, the company will concentrate its efforts on seeking new business opportunities that create future growth.

SK Communications

SK Communications was established in November 2002 through a merger between Lycos Korea, one of Korea's leading Internet portals, and Netsgo, SK Telecom's subsidiary Internet portal. The company was designed to build and provide an integrated portal site, NATE.com, which allows users to access the Internet anytime and anywhere via both wired and wireless terminals. In August 2003, the company merged with Cyworld, a community portal that established itself with a large number of regular community members. The number of visitors to SK Communication's portal sharply increased due to the Cyworld portal's popularity, a phenomenon later dubbed 'Cyworld Syndrome.' As of December 2003, the company's portal ranked fourth in the domestic Internet industry and boasted an average of 18.28 million visitors a month. In terms of the number of times people viewed its site, the portal ranked third, even edging ahead of Yahoo Korea to claim 7.2 billion hits in December 2003.

SK Communications also offers an instant messaging service called NATE-ON that enables users to send and receive instant messages, files, and e-mails on the same user interface, such as cellular phones, PCs, and PDAs. In Korea, this service ranked second behind Microsoft's Messenger Service in terms of user statistics just one year after its launch. The company plans to further strengthen NATE-ON's service-focused communication, and the Cyworld portal-based Internet community site. At the same time, the company will secure a stable revenue base by advancing into new and profitable fields such as on-and off-line games and search engines. SK Communications will continue to strive to become the best Internet portal company based on a wired and wireless integrated portal, which it is constructing in conjunction with SK Telecom.






Media Corp.

The company was established in January 2004 with the aim of managing a satellite DMB service business that will allow subscribers to view satellite television broadcasts on their cellular phones and with a new degree of portability in their cars. The company's initial capital amounted to KRW 130 billion.





TU Media Corp. has been actively preparing to launch the service by the second half of 2004. Developing terminals and rolling out networks for the service is proceeding as planned and the company successfully launched the satellite for the world's first DMB service on March 13, 2004. The satellite was built and put into orbit in conjunction with Japan's DMB service operator, Mobile Broadcasting Corporation (MBCo). This was done in accordance with a contract the two companies signed in September 2003 to have joint possession of the satellite.







Corporate Governance

Code of ethics

SK Telecom fulfills its social responsibilities by conducting its business activities in a manner that best contributes to the prosperity of the global community. To this end, we have established a set of social norms that all of our employees must observe.

SK Telecom strives to protect and develop shareholders' best interests. Every decision we make is geared to improving shareholders' financial gains, as we work to increase the Company's value through higher productivity, better quality and effective management.

We will provide our customers with the best quality services and products at a reasonable price, and respond to their justified demands in a rapid and precise manner.

SK Telecom will comply with all the relevant laws, regulations and social practices, in every area where the Company conducts its business. We will also respect free competition in the marketplace and compete using transparent and fair business practices that help secure a competitive advantage in the market.

We will abide by national and international laws and regulations, such as The Monopoly Regulations and Fair Trade Law, The Corruption Prevention Law, The International Trade Bribery Prevention Law and The International Trade Bribery Prevention Agreement.

SK Telecom pays as much respect to the formal decisions laid down by shareholders as to their suggestions and demands, and is sure to respond openly and promptly to any requests for information relating to its financial operations.

SK Telecom takes corporate governance with the respect it deserves.

The Company has been practicing the board-oriented management. Over the years, SK Telecom has made numerous improvements in this area to enhance the transparency of the decision-making process.

Since 1998, SK Telecom has started to appoint outside directors to the Board, a pioneering move at the time. Through steady increase in outside director numbers, SK Telecom had been increasing the influence of outside directors. Since 2002, the Company had half of its board members filled with the outside directors. The Company has selected its board members from many different fields to have balanced decisions on major corporate issues. To enhance the selection process, in 2001, SK Telecom established an Outside Director Recommendation Committee to appoint candidates who are qualified to serve as independent and objective member of the board. Composition of current board members reflects this board selection principle. Currently, SK Telecom board members include a professor, businessmen and IT experts.

In 2000, the Company established an Audit Committee composed entirely of outside directors to strengthen independent oversight of the company's activities, well ahead of Sarbanes-Oxley Act which called for its creation in 2002. The committee met 14 times in 2003 to review the Company's financial activities.

To further promote corporate governance, SK Telecom added two new committees in 2003: The CapEx Review Committee and Compensation Review Committee. Continuous checks and reviews by these committees, together with full board meetings, will ensure that all decisions are made in a transparent and socially responsible manner.

Furthermore, SK Telecom, as a listed company in New York Stock Exchange, is complying with Sarbanes-Oxley Act. The Company is publishing the financial statements in accordance with Sarbanes-Oxley Act, which calls for very strict rules in the field of corporate governance, reporting, and internal control system.

In recognition of these efforts SK Telecom received a Corporate Governance Award from the Corporate Governance Service-an organization affiliated to the Korea Stock Exchange - for having the highest standards of corporate governance in 2003.


CORPORATE
GOVERNANCE

Committees

There are four committees within the Board to facilitate the board-oriented management, which are Audit Committee, Outside Director Recommendation Committee, CapEx Review Committee, and Compensation Review Committee.

Audit Committee

Audit Committee is composed of four outside directors. They are appointed annually on the basis of a resolution by the Board of Directors. The Committee's role is to examine the agenda for the general shareholders' meeting, and to review financial statements and other reports to be submitted to the Board. The Committee also reviews the Board's administration of Company affairs, examines the Company operations, and assets of the Company and its subsidiaries. In addition, the Audit Committee is responsible for appointment of outside certified public accountants, which audits the Company's financial statements.

Outside Director Recommendation Committee

Outside Director Recommendation Committee is mandated to recommend outside directors and provide a list of candidates. The list must include the nominations from the shareholders who have held 1.0 percent or more of outstanding shares for at least six months at the time of making the nomination. The Recommendation Committee consists of four directors: two in-house directors and two outside directors. It was designed to help promote fairness and transparency in the nomination of the candidates.

CapEx Review Committee

The CapEx Review Committee is responsible for reviewing the CapEx plan of the Company. The Committee was established in October 2003 and it already performed its duty by reviewing 2004 CapEx plan. It is also mandated to examine major CapEx revisions, and to monitor CapEx decisions that have already been executed.

Compensation Review Committee

The Compensation Review Committee oversees our overall compensation scheme for CEOs and directors. The Committee is in charge of reviewing the criteria and levels of directors' compensation packages and benefits.

Code of ethics

Every transaction shall be fairly executed on equal terms. Transaction terms, conditions and procedures will be thoroughly discussed between the Company and its business partners. Investment in, and acquisition of, equity shares of business affiliates is prohibited.

SK Telecom continues growing into a strong and healthy entity through optimal yet practical management. This in turn yields higher productivity and other manifestations of social advancement that help each member of society to live a better and richer life.

SK Telecom will pay close attention to customers opinions and always work from the assumption that their demands are reasonable. Before making a decision and acting on it, we habitually place the customer first.

Our financial statements and other documents generated by management fully observe ethical business practices. The financial documents are prepared according to the Company's accounting principles and are fully disclosed.

In line with the principle of fair competition, SK Telecom respects free competition in the market economy. We practice competitive activities based on mutual respect and are careful not to unfairly infringe on our competitors profit margins nor take advantage of their weaknesses.


RESEARCH
AND
DEVELOPMENT

Research and Development



SK Telecom has solidified its position as a global player at the vanguard of cutting-edge communication technologies. We introduced the 1G analogue cellular service in 1988, then went on to commercialize the world's first 2G CDMA cellular service eight years later. We have since set a new precedent by releasing the world's first commercial IMT-2000 (3G CDMA2000 1xEV-DO) service in 2002. Toward the close of 2003, we continued this pattern of innovation by spearheading the development of advanced wireless technology by commercializing 'Release 4' (R4) standard for our WCDMA service.

The majority of our research and development activities take place at the Network Research Center, the Platform Research Center, and Information Technology Research Center, all of which are state-of-the-art facilities. The centers house 500 highly-qualified research engineers whose work mainly focuses on evolving next-generation network infrastructure, platforms, solutions, service applications, terminals, multimedia data processing, and other wireless telecommunications areas. In addition to in-house R&D activities, we have been establishing strategic alliances with world-class telecom companies with a view to exchanging information as well as jointly developing technologies, products, and services.

Based on our unique and innovative R&D infrastructure and technological expertise, we are opening up an information communication world with unlimited potential. SK Telecom is striving to create new breakthrough technologies and service applications that can combine mobile communications with other industries such as financing and broadcasting. This effort will lay the groundwork for bringing a 'Ubiquitous Communication World' into our lives.




BUSINESS
RELATIONS
ENHANCEMENT

Business Relations Enhancement

SK Telecom has always prioritized building reciprocally beneficial business relationships with its partners. This enables us to provide more value to our customers in a convergent and ubiquitous business environment. Our business partners' ceaseless efforts to provide high quality services and products have contributed to the remarkable growth. We could not have created such a high degree of customer satisfaction, and customer value, without our valuable partners in a diverse range of fields.

In the current era of rapid industrial convergence, a single company is unable to acquire enough information on technology-related knowledge and resources on its own to carry out what is required in terms of multi-business strategies. Furthermore, the development and completion of consolidated solutions by a single company is becoming almost impossible. In this regard, forming strategic alliances between different companies and industries is an invaluable part of our present and future growth. 'Partnerships' are a growing trend in the current information communication landscape and their importance is enlarging swiftly as the business world becomes increasingly sophisticated and uncertain.

To meet these challenges, SK Telecom is carrying out a broad range of activities that are designed to strengthen our bilateral relationships with our partners and associates, thereby increasing the corporate value of all involved.
Our business relationship program involves a series of management activities that are designed to enhance our core competence, create mutual synergetic effects, and minimize any possible conflicts that could occur between business partners. In order to ensure horizontally-balanced partnerships, SK Telecom has developed and implemented the following four strategies. First, we will extend the scope of our business relations to include potential partners drawn from a global context, as distinct from our conventional business partners. Second, we have established a business relations development system that results in transparent and efficient partnerships. Third, we are operating and providing related training programs, camps, on-and off-line communities, and a certified site designed to promote a partnership-oriented mindset. In the near future, SK Telecom will introduce an 'Emotional Care Program' that gives substantial benefits and support to our partners. Fourth, we will establish a solid infrastructure for a business relations evaluation system, and put in place an IT system to ensure optimum convenience for all involved.

By constantly evolving these activities, we will become more competitive and greatly increase the value of our company. SK Telecom is committed to systematically supporting our business partners on a long-term basis, thereby making the Company a better investment for our shareholders, as well as our customers.

Community Relations



SK Telecom is intent on establishing a caring culture built on the basic principle of 'Hearts Sharing Togetherness.' This will help shape the 21st Century into a place where people can be free to pursue their own happiness with a little help along the way.

The revolutionary changes that are advancing with our increasingly tech-savvy society guarantee people more choice and convenience than at any time in history. However, some 'fringe groups' are still excluded from the information loop either through excessive poverty, lack of education, or physical or mental handicaps that forcibly restrict their access to information. When each member of society recognizes his interdependence with others and the value of working together, it will help unite the 'Digital Divide' and narrow the information gap.

One of the major goals of any credible 21st century enterprise should be to become a responsible 'Corporate Citizen' by faithfully assuming its social responsibilities. SK Telecom continually channels its energies into reciprocating our customers' and communities' unbridled loyalty and support.

SK Telecom's Social Contribution Activities were concentrated on three areas: Increasing the accessibility of information for physically challenged youngsters, helping and supporting disadvantaged children and performing a broad spectrum of volunteer works. We have developed a network of close working relationships with national social welfare foundations to ensure all our efforts remain as relevant and productive as possible.

One of the tragedies of any society lies in the untapped potential of its youth, many who simply don't get the opportunities they deserve for reasons as wide-ranging as a physical disability or a dysfunctional family environment. SK Telecom has worked to bring these youth out of the shadows with a range of social sharing and caring activities. The fifth anniversary of the 'Internet Search Contest' in 2003 gave 1,132 physically challenged youth selected from 137 special education schools the chance to showcase and improve their talents at rapidly accessing information. We sent the prizewinners, along with their teachers and parents, to major IT cities in the U.S. and Canada for further training.


COMMUNITY
RELATIONS

SK Telecom also held a 'Love Sharing Camp' for autistic children and orphaned teenagers who bear the responsibility of caring for younger siblings. At the camp we focused on events designed to brighten their outlook and take them one step closer to realizing their dreams. In August 2003, we turned our eyes to elementary students in war-ravaged Iraq by donating financial aid to an NGO called 'Korea Food for the Hungry International,' part of the donation was later used to remodel schools. SK Telecom helped establish an 'SKT Peace School' for Iraqi children using funding from our 'Call Plus Contribution Program,' through which customers contribute their accumulated cellular phone mileages.

In 2003, SK Telecom's Volunteer Group was very active. Each member of the group actively participated in a vast array of social programs at different venues. These included volunteering at elementary schools, helping disabled people, providing meals to disadvantaged children, and supporting university volunteer work campaigns.

In September, 550 SK Telecom volunteers worked day and night to rectify flood damage when disaster struck in the form of typhoon 'Mae Mi.'



* SK Telecom Peace School: SK Telecom customers donated their cellular phone mileages to help give Iraqi children new hope.



* Love Sharing Camp: Provided support for autistic children and orphans.



* Volunteers for disaster-struck areas: SK Telecom employees volunteered to help the people in the area damaged by the typhoon 'Mae Mi.'

C0046

Financials



SK Telecom


FINANCIALS

As a leader and catalyzing force in the converging telecommunications industry, it is not surprising that SK Telecom's financial results continue to surpass expectations.

Statistical Data

	2003	2002	2001	2000	1999
Summary of Income Statements (In Billions of KRW)					
Revenue	9,520.2	8,634.0	6,227.1	5,760.9	4,284.9
Operating expenses	6,439.6	5,950.4	4,023.0	4,124.8	3,996.2
Operating income	3,080.7	2,683.7	2,204.2	1,636.1	288.7
Other income	250.4	272.5	112.6	183.6	428.7
Other expenses	616.9	776.1	555.3	458.8	244.6
Ordinary income	2,714.2	2,180.0	1,761.4	1,360.9	472.8
Net income	1,942.7	1,511.3	1,140.3	950.7	304.2
EBITDA [1]	4,692.8	4,198.0	3,362.1	2,560.8	990.6
Revenue by Category (In Billions of KRW)					
Cellular services	8,492.9	7,542.5	4,993.7	4,501.0	3,224.3
Interconnection revenue	1,027.3	1,091.5	1,171.1	1,141.8	801.0
Pager services & other	-	-	62.4	118.1	259.6
Total	9,520.2	8,634.0	6,227.1	5,760.9	4,284.9
Celluar Service Sales (In Billions of KRW)					
Sign-up fees	176.6	230.0	113.2	187.9	219.9
Monthly fees	2,905.4	2,856.3	2,143.8	2,034.2	1,446.2
Call charges [2]	3,666.0	3,394.6	2,331.4	2,103.7	1,530.8
Wireless Internet [3]	1,320.1	731.3	218.0	130.9	-
VAS & others	424.8	330.4	187.3	44.3	27.4
Total	8,492.9	7,542.6	4,993.7	4,501.0	3,224.3
Market Information (In Thousands of Persons, %)					
Total subscribers	33,592	32,342	29,047	26,816	23,409
Penetration rate [4]	70.1	67.9	61.4	57.0	50.2
SK Telecom subscribers	18,313	17,220	11,867	10,935	10,077
SK Telecom market share	54.5	53.2	52.3	53.9	56.8
SK Telecom average monthly churn rate [5]	1.2	1.4	1.2	2.4	2.2
Operating Expenses (In Billions of KRW)					
Labor cost	348.5	267.3	191.5	153.9	144.7
Commissions paid	2,324.6	1,994.1	1,129.0	1,528.1	2,272.7
Depreciation and amortization	1,488.2	1,414.6	1,098.0	911.3	670.5
Advertising	361.1	440.0	276.2	216.2	170.3
Network interconnection	738.2	738.0	603.1	624.2	140.2
Leased line	302.3	266.8	215.6	207.0	198.7
Others	876.7	829.6	509.6	484.1	399.1
Total	6,439.6	5,950.4	4,023.0	4,124.8	3,996.2
Margin (%)					
EBITDA margin	49.3	48.6	54.0	44.5	23.1
Operating income margin	32.4	31.1	35.4	28.4	6.7
Net income margin	20.4	17.5	18.3	16.5	7.1

(1) EBITDA = Operating income + Depreciation + R&D related depreciation within the R&D expense
(2) Call charges and wireless internet items are net of sales discount.
(3) Wireless internet includes phone-mail.
(4) Penetration rate: Number of subscribers / Total population
(5) Churn rate = (Total subscriptions canceled / Average number of subscribers at the beginning and end of each year) / 12

STATISTICAL DATA

Summary of Income Statements



(In Billions of KRW)
12,000
8,000
4,000
0
Revenue
EBITDA
Net Income
4,285
991
304
5,761
2,561
951
6,227
3,362
1,140
8,634
4,198
1,511
9,520
4, 693
1,943
1999
2000
2001
2002
2003

SK Telecom Subscriber & Churn Rate



(In Thousands of Persons)
(%)
20,000
15,000
10,000
5,000
0
3.0
2.0
1.0
0
Subscriber
Churn rate
2.2
2.4
10,077
10,935
11,867
1.2
17,220
1.4
18,313
1.2
1999
2000
2001
2002
2003

Margin



(%)
60.0
40.0
20.0
0
EBITDA Margin
Net Income Margin
23.1
44.5
54.0
48.6
49.3
7.1
16.5
18.3
17.5
20.4
1999
2000
2001
2002
2003

C0050

Statistical Data

	2003	2002	2001	2000	1999
Balance Sheet (In Billions of KRW)					
Total assets	13,376.0	12,721.2	10,627.9	9,053.6	6,213.1
Cash & marketable securities	987.6	476.1	826.7	1,231.1	550.4
Total liabilities	7,434.1	7,184.3	4,945.6	3,087.7	2,469.7
Interest-bearing debt	4,351.2	4,454.5	3,238.8	1,698.9	1,479.5
Shareholders' equity	5,941.8	5,536.9	5,682.3	5,966.0	3,743.4
Cash Flows (In Billions of KRW)					
Cash flows from operating activities	3,301.4	4,238.7	2,163.7	2,624.5	1,130.5
Net income	1,942.7	1,511.3	1,140.3	950.7	304.2
Depreciation	1,612.1	1,514.3	1,158.0	924.7	701.9
Cash flows from investing activities	(1,653.6)	(2,794.0)	(2,208.1)	(4,507.6)	(2,131.1)
Capital Expenditure	(1,696.3)	(1,963.6)	(1,240.7)	(1,793.5)	(1,082.5)
Cash flows from financing activities	(1,668.9)	(1,454.2)	47.2	1,813.7	1,074.7
Financial Ratios (%)					
ROA	14.9	11.9	10.7	12.5	4.0
ROE	33.9	27.3	19.9	19.6	6.3
Debt to Equity Ratio	73.2	80.5	57.0	28.5	39.5
Capex to Revenue Ratio	17.8	22.7	19.9	31.1	25.3
Per Share Data (KRW, x)					
Share Price (closing)	199,000	229,000	268,000	253,000	407,000
High	235,000	299,000	295,000	481,000	407,000
Low	142,000	209,500	165,000	216,000	57,500
EPS (1)	25,876	17,934	13,176	10,899	4,134
DPS	5,500	1,800	690	540	185
PER (2) (closing)	7.7	12.8	20.3	23.2	98.5
High	9.1	16.7	22.4	44.1	98.5
Low	5.5	11.7	12.5	19.8	13.9

(1) EPS = net income / average number of shares issued and outstanding
(2) PER = price per share / earnigs per share


STATISTICAL DATA

Summary of Balance Sheet


(In Billions of KRW)
15,000
10,000
5,000
0
Assets
Liabilities
Equity
6,213
2,470
3,743
9,054
3,088
5,966
10,628
4,946
5,682
12,721
7,184
5,537
13,376
7,434
5,942
1999
2000
2001
2002
2003

Capex and Capex to Revenue Ratio


(In Billions of KRW)
2,500
2,000
1,500
1,000
500
0
(%)
30.0
20.0
10.0
0
Capex
Capex to Revenue Ratio
25.3
31.1
19.9
22.7
17.8
1,083
1,794
1,241
1,964
1,696
1999
2000
2001
2002
2003

ROE and EPS


(In KRW)
40,000
30,000
20,000
10,000
0
(%)
40.0
30.0
20.0
10.0
0
ROE
EPS
6.3
19.6
19.9
27.3
33.9
4,134
10,899
13,176
17,934
25,876
1999
2000
2001
2002
2003

Management's Discussion & Analysis

The following sections may contain forward-looking statements regarding the financial condition, results of operations, and general business of SK Telecom, or relating to the plans and objectives of the Company's management. Statements that are not historical facts, including those about SK Telecom's beliefs and expectations, are forward-looking statements. Such statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied therein. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management section, and nothing contained herein is, or shall be relied upon as, a promise, whether as to the past or the future. Such forward-looking statements were made based on current plans, estimates, and projections of SK Telecom and the political and economic environment in which SK Telecom will forseeably operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only of the conditions and materials available on the date they are made, and SK Telecom undertakes no obligation to publicly update any of them in light of new information or future events. The term "the Company" used here without any other qualifying description will refer to "SK Telecom."

Financial Highlights (Non-consolidated Basis)

	(In Billions of KRW)		
	2003	2002	Change
Income Statements			
Revenue	9,520.2	8,634.0	10.3%
EBITDA [1]	4,692.8	4,198.0	11.8%
Operating income	3,080.7	2,683.7	14.8%
Net income	1,942.7	1,511.3	28.6%
Balance Sheets			
Total assets	13,376.0	12,721.2	5.1%
Cash & marketable securities	987.6	476.1	107.4%
Total liabilities	7,434.1	7,184.3	3.5%
Interest-bearing debt	4,351.2	4,454.5	-2.3%
Shareholders' equity	5,941.8	5,536.9	7.3%
Financial Ratios(%)			
EBITDA margin	49.3	48.6	0.7%p
Operating margin	32.4	31.1	1.3%p
Net income margin	20.4	17.5	2.9%p
Debt-to-equity ratio [2]	73.2	80.5	-7.3%p

(1) EBITDA = Operating income + Depreciation + R&D related depreciation within the R&D expense
(2) Debt-to-equity ratio = Interest-bearing debt / Shareholders' equity

Executive Summary

Despite a tough business environment in 2003 at home and abroad, the Company achieved an annual growth rate of 10% that culminated in KRW 9.5 trillion of revenue. Its subscriber base continued to grow, posting 6% growth with over 18.3 million subscribers at the end of 2003. The most significant progress was in the wireless Internet (WI) business, which recorded an 81% growth to achieve KRW 1.3 trillion of revenue. The proportion of total cellular revenue derived from WI also advanced from 9.7% in 2002 to 15.5%, surpassing the Company's 2003 target of 15%.

Thanks to reduced marketing costs, EBITDA and operating income margin improved to 49.3% and 32.4% respectively from 48.6% and 31.1% in 2002. As a result, the net income soared by 29% to KRW 1.9 trillion, recording a net margin of 20.4%.

The Company's balance sheet posted healthy growth, with total assets rising to KRW 13.4 trillion in 2003 from KRW 12.7 trillion the year before. While investment assets decreased to KRW 1.8 trillion from KRW 3.1 trillion due to the KT share swap and the merger with SK IMT, intangible assets increased to KRW 3.6 trillion from KRW 2.4 trillion mostly due to the merger with SK IMT in May 2003. Cash and marketable securities jumped 107% from the previous year, but this was because the Company managed its cash balance at a minimum level at the end of 2002 in consideration of the upcoming merger with SK IMT, as SK IMT had KRW 960 billion of cash. With reduced interest-bearing debts and an enriched equity base, the debt-equity ratio dropped from 80.5% to 73.2% year on year basis.

Revenue

The Company recorded KRW 9.5 trillion of revenue in 2003, 10% more than in 2002, due to a healthy growth in wireless Internet sales and other value-added services as well as steady expansion in its subscriber base.

TOTAL REVENUE BREAKDOWN


(In Billions of KRW)
2002
7,543
1,092
2003
8,493
1,027
0
2,000
4,000
6,000
8,000
10,000
Cellular services
Interconnection revenue

Cellular service revenue went up 13% backed by explosive growth in wireless Internet sales and other value-added services. While the interconnection volume rose 9% year-on-year, total interconnection revenue slipped 6% due largely to the interconnection rate adjustment of 10.3% decrease and KT's direct connection to HLR* (Home Location Register).

* *Please refer to interconnection revenue section for further explanation.*

Cellular Service Sales

Cellular services including voice, wireless Internet, and other value-added services brought KRW 8.5 trillion of revenue, up 13% from KRW 7.5 trillion the previous year. Wireless Internet sales proved to be the main driver behind this soaring growth, earning KRW 1.3 trillion and making up 15.5% of total cellular sales.

CELLULAR SERVICE SALES BREAKDOWN


(In Billions of KRW)
2002
230
2,856
3,395
330
731
2003
177
2,905
3,666
425
1,320
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
Sign-up fees
Monthly fees
Call charges
VAS & others
Wirelss Internet

Another noticeable jump was in value-added service area such as Coloring (music played for callers while waiting for their calls to be answered), caller ID and roaming services. The Coloring service was being used by 38% of customers at the end of 2003, up 45% from the previous year, resulting in triple fold increase in revenue from this service. As the number of countries covered by the global roaming service increased, revenue from this service increased by 135%, or KRW 22 billion. Revenue from the caller ID service continued to grow year-on-year despite a 50% service fee reduction implemented in October 2003 from KRW 2,000 to KRW 1,000. Over 16 million, or 89% of the Company's subscribers were using this service at the end of last year.

Management's Discussion & Analysis

Despite the tariff cut in 2003, call charges recorded a steady upward trend by increasing 8% from the previous year, as the average monthly MOU increased to 197 minutes in 2003 from 191 minutes in 2002 and the average subscriber base rose 9% over the same period. Sign-up fees declined by 23%, or KRW 53 billion due to less number of new additions during the year.

Subscribers

The Korean wireless market continued to grow in 2003 to almost 33.6 million subscribers by the end of the year, a penetration rate of more than 70%. While competitors struggled to increase their subscribers last year, SK Telecom added about 1.1 million subscribers on a net basis to claim a 54.5% market share.

SUBSCRIBERS AND MARKET SHARE IN 2003



19,000
18,000
17,000
16,000
53.6
53.8
54.3
54.5
17,628
17,857
18,019
18,313
56.0%
52.0%
48.0%
44.0%
40.0%
Mar.
June
Sept.
Dec.
SKT subscribers ('000)
Market Share (%)

ARPU and MOU

Monthly ARPU increased despite the voice area tariff cut in January, moving from KRW 43,295 in January to KRW 45,812 in December last year. The average monthly ARPU for 2003 rose 1% to KRW 44,546 from KRW 43,919. While sign-up fees and interconnection revenue part of ARPU declined by 29% and 13% respectively, due to the reduced number of new subscribers and interconnection rate adjustment, wireless Internet and value-added services ARPU rose 66% and 18% resulting in positive growth in ARPU year on year basis. Excluding the interconnection revenue, the average monthly ARPU in 2003 grew 4% from KRW 38,367 in 2002 to KRW 39,739.

As people relied more on their cellular phones over landlines, the average outgoing MOU in 2003 grew 3% to 197 minutes from 191 minutes in 2002. Such tariff plans as "Free holiday," "Free Weekend" and "Free Midnight" also gave MOU a boost by effectively allocating calls to holidays or night-time when the call traffic is relatively slow.

ARPU IN 2003



(In KRW)
50,000
40,000
30,000
20,000
43,788
44,150
44,486
45,812
5,325
5,657
6,604
7,766
10,000
8,000
6,000
4,000
2,000
Mar.
June
Sept.
Dec.
ARPU
WI in ARPU

Wireless Internet (WI)

One of the most significant achievements in 2003 was in the wireless Internet business area. Total WI revenue of KRW 1.3 trillion was an 81% jump from the previous year. As EV-DO service including "June" service made great strides, it is only natural for WI revenue to record such a sharp increase from last year. Nate-related WI revenue was 66% of total WI revenue. The rest of WI revenue came from phone mail and other services. WI ARPU, which is calculated by dividing WI revenue by the total number of subscribers, rose 66% from KRW 3,720 in 2002 to KRW 6,177.

GROWING REVENUE FROM WIRELESS INTERNET IN 2003



(In Billions of KRW)
150
130
110
90
70
50
93.5
101.0
118.8
141.6
Mar.
June
Sept.
Dec.
WI sales

00055

JUNE & EV-DO HANDSET HOLDERS IN 2003


(In Thousand)
4,000
3,000
2,000
1,000
0
608
393
1,433
829
2,528
1,243
3,562
1,678
Mar.
June
Sept.
Dec.
EV-DO Handset holders
June Handset holders

Interconnection Revenue

The interconnection traffic volume in 2003 rose 12% for M-M (Mobile to Mobile) and 7% for L-M (Land to Mobile) compared to 2002, but the interconnection revenue still dropped 6% due largely to the interconnection rate adjustment. Although M-M revenue increased by 2%, the reduction was due to L-M revenue fall of 11% as a result of KT's direct connection to the Company's HLR* (home location register) as well as the new interconnection rate of KRW 41.0/min from KRW 45.7/min.

**In the past, when a KT subscriber called a SK Telecom subscriber, KT had to transfer the call to SK Telecom to locate the receiver, which meant that KT had to use some stretches of SK Telecom-owned landline. However, since KT was allowed to directly connect to SK Telecom's HLR as of April 2003, making it possible for KT to use minimum length of SKT's line, SKT saw reduced interconnection revenue from KT. The result was a discount of KRW 5/min for L-M calls.*

INTERCONNECTION REVENUE


(In Billions of KRW)
2002
688
404
2003
615
412
0
200
400
600
800
1,000
1,200
L-M
M-M

INCOME STATEMENTS

(In Billions of KRW)	2003	% of Revenue	2002	% of Revenue
Revenue	9,520	100.0%	8,634	100.0%
Operating expenses	6,440	67.6%	5,950	68.9%
Labor cost[1]	348	3.7%	267	3.1%
Commissions paid[2]	2,325	24.4%	1,994	23.1%
Depreciation and amortization[3]	1,488	15.6%	1,415	16.4%
Network interconnection	738	7.8%	738	8.5%
Leased line	302	3.2%	267	3.1%
Advertising	361	3.8%	440	5.1%
Others	877	9.2%	829	9.6%
Operating income	3,081	32.4%	2,684	31.1%
Other income	250	2.6%	272	3.2%
Other expenses	617	6.5%	776	9.0%
Ordinary income	2,714	28.5%	2,180	25.2%
Income taxes	771	8.1%	669	7.8%
Net income	1,943	20.4%	1,511	17.5%
EBITDA[4]	4,693	49.3%	4,198	48.6%

(1) Labor Cost = Salaries + Provisions for severance benefit
(2) Commissions paid include marketing commissions and other commissions
(3) Depreciation excludes R&D related depreciation
(4) EBITDA = Operating income + Depreciation + R&D related depreciation within the R&D expense

Management's Discussion & Analysis

Profitability

In addition to the double-digit revenue growth in 2003, the Company's operating margin also improved year-on-year from 31.1% to 32.4%. Advertising costs shrunk 18% over the course of the year to play a pivotal role in reducing expenses overall, while labor costs rose by 30%, or KRW 81 billion due to increased salaries and incentive bonuses. The EBITDA margin also improved to 49.3% from 48.6% the year before.

On the non-operating side, there was a larger fall in expenses than income, leading to higher ordinary income. Net interest expenses rose by KRW 49 billion and the equity valuation impact from affiliates dropped from KRW 60 billion of net gain to KRW 31 billion of net loss. On the flip side, losses from the disposal of fixed assets were reduced from KRW 206 billion to KRW 13 billion, while the amount of contribution & donations was also lowered by KRW 36 billion. Therefore, net non-operating expenses were KRW 366 billion, down KRW 137 billion from the previous year. With the lower effective tax rate of 28.4% compared to the previous year, the net income was KRW 1.9 trillion, or 20.4% of total revenue in 2003.

Operating Expenses

Operating expenses rose 8% to KRW 6.4 trillion from KRW 5.95 trillion in 2002. One quarter of the operating cost was from marketing expenses, which declined 3% compared to the year before. Marketing expenses in 2003 were composed of initial commissions, monthly commissions, retention commissions and advertising costs. Initial commissions paid to the retail outlets for new subscribers decreased by 27%, or KRW 93 billion as the commission amount per subscriber was lowered and the number of new subscriptions dropped 23% compared to 2002. As the Company pays monthly commissions to the retail outlets for only 48 months after new customer acquisitions, monthly commissions also declined by 4%, or KRW 15 billion as the average number of subscribers who qualified for the commission payment decreased by 8.3%. Advertising costs dropped by 18%, or KRW 79 billion from 2002 when the Company had launched such new products as *CARA*, *June* and *Moneta*. The only major upsurge, in fact, was in retention commissions, which rose by 35%, or KRW 143 billion as the Company strove to retain high-quality customers.

MARKETING EXPENSES BREAKDOWN



(In Billions of KRW)
2002
346
432
405
440
2003
252
417
548
361
0
500
1,000
1,500
2,000
Initial commissions
Monthly commissions
Retention commissions
Advertising

Non-marketing-related commissions rose by 36%, or KRW 296 billion to KRW 1.1 trillion mainly due to increased information usage fee payment to content providers as the wireless Internet usage soared. Labor cost rose 30% from KRW 267 billion to KRW 348 billion in 2003 due largely to incentive bonuses. Despite the increase in call traffic, Interconnection expenses remained almost identical in 2003 at KRW 738 billion due to new interconnection rate and adjustment in USF* in the 4th quarter of the year resulting in lower M-L costs after the Company received KRW 45.2 billion reimbursement. Leased line expenses increased 13% to KRW 302 billion, up from KRW 267 billion in 2002 due to higher traffic volume.

* *USF (Universal Service Fund): All the network service operators are required to contribute towards the supplying of "universal" telecom services by KT including those for remote islands and wireless communication services for ships. The amount contributed by each telecom service provider is based on each contributor's net annual revenue calculated in accordance with the MIC's guidelines.*

Other Income/Expenses

In other income and expenses, income fell by 8% from KRW 272 billion in 2002 to KRW 250 billion, and expenses dropped 21% from KRW 776 billion to KRW 617 billion. Two thirds of the non-operating income came from commissions (KRW 95 billion) and interest income (KRW 68 billion).

The Company recorded KRW 31 billion of losses from affiliates in 2003 mainly due to the losses from SK Communications. Substantial reduction in non-operating expense area year on year basis was due to the fact that the company did not have large scale losses from disposal of fixed assets in 2003. In 2002, the Company incurred a loss of KRW 206 billion by disposing of redundant and outdated equipment after full integration with Shinsegi Telecomm Inc. Last year, the loss was close to a normal level of KRW 13 billion. In addition to this, there was an impairment loss of KRW 45 billion stemming from KT shares in 2002, but this fell to KRW 20 billion in 2003.

Financial Structure

Current Assets

CURRENT ASSETS


(In Billions of KRW)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
223
811
1,439
988
171
810
1,290
476
2003
2002
Other current assets
Non-trade receivable
Receivables from sales
Cash and marketable securities

Total current assets grew 26% year-on-year from KRW 2.7 trillion to KRW 3.5 trillion. As the Company maintained a minimal level of cash at the end of 2002 prior to the merger with the cash-rich SK IMT, the balance of cash and cash equivalents including trading securities and short-term financial instruments at the end of 2003 returned to a normal level at KRW 988 billion. The amount of trade receivables climbed to KRW 1.4 trillion in 2003 following the 10% growth in revenue, but there was no material deterioration in the turnover of receivables.

Investment Assets

The merger with SK IMT in May last year eliminated KRW 1 trillion of investment assets from the Company's balance sheet. To buy out 36.8% of shares held by minority shareholders of SK IMT, SK Telecom issued 126,276 new shares to shareholders who agreed to the merger and purchased the rest of shares at KRW 605 billion using the cash balance at SK IMT.

INVESTMENT ASSETS


(In Billions of KRW)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
57
42
246
1,419
46
58
222
2,807
2003
2002
Others
Long-term loans
Guarantee deposits
Investment securities

Management's Discussion & Analysis

In July 22, 2003, the Company purchased 2.73%, or 2.48 million shares of POSCO from SK Corp at KRW 134,000 per share, the closing price of the day. If SK Corp sold POSCO shares in the market, POSCO did not have any reason to hold on to 6.83% of SK Telecom shares it held. In order to prevent the sale of SK Telecom shares by POSCO, SK Telecom bought POSCO shares from SK Corp. The Company used smaller amount of cash to prevent much larger overhang possibility in the market place. The total amount spent for the purchase was KRW 332.7 billion.

As a result, total investment assets stood at KRW 1.76 trillion at the end of last year, down 44% from KRW 3.13 trillion in 2002.

Intangible Assets

As a result of the merger with SK IMT, the Company's intangible assets climbed 51%, or KRW 1.2 trillion to KRW 3.6 trillion thanks to the WCDMA spectrum usage rights from SK IMT which will be amortized for the next 13 years in a straight line method. Of the remaining intangible assets, KRW 2.1 trillion represents goodwill from the merger with Shinsegi Telecomm in January 2002 which are being amortized for the next 17 years also using a straight line method.

Interest-Bearing Debt

By utilizing the case which came from the merger with SK IMT, SK Telecom repaid some of existing debt. Therefore, the Company's total interest-bearing debt fell by KRW 103 billion from KRW 4.5 trillion in 2002 to KRW 4.4 trillion, thus lowering its debt-equity ratio from 80.5% to 73.2%. While short-term borrowings increased by KRW 109 billion in CP, long-term debts declined by KRW 15 billion as the Company paid off US$12 million in foreign-currency loans. Net reduction in bonds stood at KRW 198 billion in 2003.

DEBT PROFILE



(In Billions of KRW)
5,000
4,000
3,000
2,000
1,0000
0
3,612
10
729
3,810
25
620
2003
2002
Bonds
Long-term debt
Short-term debt

Shareholders' Equity

Total shareholders' equity grew to KRW 5.9 trillion from KRW 5.5 trillion, mainly owing to a larger amount of retained earnings year-on-year. There were some increases in capital stock and capital surplus due to new share issuances related to the merger with SK IMT. In the capital adjustments, treasury stocks were reduced by KRW 145 billion compared to 2002. Five percent of treasury stocks, equivalent to KRW 999.5 billion, from the first share swap transaction with KT in 2002 were cancelled in January 6, 2003. Then on Jan. 10 the second portion of the Company's shares, which amounted to 4.27%, or KRW 854.1 billion, were received in lieu of KT shares. In Aug. 2003, 3% of treasury shares were bought from the market and subsequently cancelled. As a result, the Company came to own KRW 2.0 trillion worth of treasury shares by the end of the year.

SHAREHOLDERS' EQUITY



(In Billions of KRW)
10,000
8,000
6,000
4,000
2,000
-2,000
-4,000
5,140
2,916
45
-2,159
4,897
2,884
45
-2,289
2003
2002
Retained earnings
Capital surplus
Capital stock
Capital adjustments

Capital Expenditure

The total amount of CapEx in 2003 was KRW 1.7 trillion, KRW 250 billion lower than what had been planned and down 14% from KRW 1.96 trillion in 2002. Network-related investment shrank 25% to KRW 1,262 billion from KRW 1,690 billion in the previous year. It represented 74% of the total capital expenditure and, of this network investment, 51%, or KRW 641 billion was channeled into CDMA 2000 1X and 1x EV-DO. In contrast, non-network CapEx rose 59% to KRW 435 billion from KRW 274 billion one year earlier.

CAPEX BREAKDOWN


(In Billions of KRW)
172
96
262
321
641
204
Network (IS-95A/B)
Network (CDMA2000 1X)
General supporting
Network (WCDMA)
Wireless Internet
Network
(Backbone and others)

Credit Ratings

As the absolute market leader in an oligopolistic domestic telecom market, the Company is one of the few private companies that has been rated A-, equivalent to the sovereign rating given by S&P. Moody's also upgraded the Company's debt and issuer rating to A3 from Baa1 in March 2004, based on the Company's recent effort to improve its corporate governance.

CREDIT RATINGS


S&P
Moody's
1997
1998
1999
2000
2001
2002
2003
2004
A+ A1
A A2
A- A3
BBB+ Baa1
BBB Baa2
BBB- Baa3
BB+ Ba1
BB Ba2
BB- Ba3
B+ B1
(A-)
since Jul. 24, 2002
(A3)
since Mar. 18, 2004
S&P
Moody's

Independent Auditors' Report

Deloitte.

To the Stockholders and Board of Directors of SK Telecom Co., Ltd.

We have audited the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the "Company") as of December 31, 2003, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the year then ended (all expressed in Korean won). These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2002, presented here for comparative purpose, were audited by other auditors whose report, dated February 5, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall non-consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the result of its operations, the appropriation of its retained earnings and its cash flows for the year then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

Our audit also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.


INDEPENDENT
AUDITORS'
REPORT

Deloitte & Touche / Hana

17,21,22Fl., Korea First Bank Bldg.,
100 Gongpyeong-dong,
Jongro-gu,Seoul,
110-702, Korea

Tel: 82-2-721-7100
Fax: 82-2-721-7200
www.deloittekorea.co.kr

Without qualifying our opinion, we draw attention to the following :

As described in Note 23 to the accompanying non-consolidated financial statements, on May 1, 2003, the Company merged with SK IMT Co., Ltd. in accordance with a resolution of the Company's board of directors on December 20, 2002, and the approval of the shareholders of SK IMT Co., Ltd. on February 21, 2003.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Deloitte & Touche LLC.

February 4, 2004

Notice to Readers

This report is effective as of February 4, 2004, the auditors' report date. Certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the auditors' report.

Non-Consolidated Balance Sheets

DECEMBER 31, 2003 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note2)	
ASSETS	2003	2002	2003	2002
CURRENT ASSETS :				
Cash and cash equivalents (Note 12)	₩ 28,393	₩ 6,228	$ 23,820	$ 5,225
Short-term financial instruments (Note 12)	100,513	87,888	84,323	73,732
Trading securities (Notes 2 and 3)	858,739	382,000	720,419	320,470
Current portion of long-term investment securities (Notes 2 and 3)	85,861	70,267	72,031	58,949
Accounts receivable - trade (net of allowance for doubtful accounts of ₩56,805 million in 2003 and ₩51,122 million in 2002) (Notes 2, 12 and 22)	1,438,836	1,290,475	1,207,077	1,082,613
Short-term loans (net of allowance for doubtful accounts of ₩516 million in 2003 and ₩336 million in 2002) (Notes 2, 5 and 22)	51,102	29,623	42,871	24,852
Accounts receivable - other (net of allowance for doubtful accounts of ₩15,979 million in 2003 and ₩22,547 million in 2002) (Notes 2, 12 and 22)	811,496	809,616	680,785	679,208
Inventories (Note 2)	8,024	10,718	6,732	8,992
Accrued income and other	77,742	60,176	65,219	50,482
Total Current Assets	3,460,706	2,746,991	2,903,277	2,304,523
NON-CURRENT ASSETS :				
Property and equipment, net (Notes 2, 6, 20 and 21)	4,551,626	4,451,548	3,818,478	3,734,520
Intangible assets, net (Notes 2 and 7)	3,600,268	2,390,350	3,020,359	2,005,327
Long-term investment securities (Notes 2 and 3)	855,195	1,380,445	717,445	1,158,091
Equity securities accounted for using the equity method (Notes 2 and 4)	563,539	1,426,518	472,768	1,196,743
Long-term loans (net of allowance for doubtful accounts of ₩19,502 million in 2003 and ₩19,436 million in 2002) (Notes 2, 5 and 22)	41,591	57,984	34,892	48,644
Guarantee deposits (Notes 12 and 22)	246,004	221,815	206,379	186,086
Long-term deposits and other (Notes 20 and 22)	57,030	45,567	47,844	38,229
Total Non-Current Assets	9,915,253	9,974,227	8,318,165	8,367,640
TOTAL ASSETS	₩ 13,375,959	₩ 12,721,218	$ 11,221,442	$ 10,672,163

(Continued)


BALANCE
SHEETS

	In millions of Korean won		In thousands of U.S. dollars (Note2)	
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2003	2002
CURRENT LIABILITIES :				
Accounts payable (Notes 12 and 22)	₩ 1,117,835	₩ 1,587,531	$ 937,781	$ 1,331,821
Short-term borrowings	728,669	620,000	611,299	520,134
Income taxes payable	399,852	362,365	335,446	303,997
Accrued expenses	401,245	354,716	336,615	297,581
Current portion of long-term debt, net (Notes 2, 8, 9 and 11)	1,364,264	920,745	1,144,517	772,437
Current portion of facility deposits	10,824	14,201	9,081	11,914
Other (Note 22)	209,285	156,301	175,575	131,125
Total Current Liabilities	4,231,974	4,015,859	3,550,314	3,369,009
LONG-TERM LIABILITIES :				
Bonds payable, net (Notes 2 and 8)	2,256,644	2,903,517	1,893,158	2,435,836
Long-term borrowings (Notes 9 and 20)	1,633	10,284	1,370	8,628
Obligations under capital lease (Notes 2, 11 and 12)	-	121	-	102
Facility deposits (Note 10)	44,197	46,850	37,078	39,304
Long-term payables - other, net of present value discount of ₩85,880 million in 2003 (Note 2)	564,119	-	473,254	-
Accrued severance indemnities, net (Notes 2 and 22)	63,663	45,861	53,409	38,474
Deferred income tax liabilities (Notes 2 and 17)	242,057	123,768	203,068	103,832
Other	29,834	38,010	25,028	31,887
Total Long-Term Liabilities	3,202,147	3,168,411	2,686,365	2,658,063
Total Liabilities	7,434,121	7,184,270	6,236,679	6,027,072
STOCKHOLDERS' EQUITY :				
Capital stock (Notes 1 and 13)	44,639	44,576	37,449	37,396
Capital surplus (Note 13)	2,915,964	2,884,385	2,446,279	2,419,786
Retained earnings :				
Appropriated (Note 14)	4,743,822	3,379,923	3,979,716	2,835,506
Unappropriated	396,527	1,517,176	332,657	1,272,799
Capital adjustments :				
Treasury stock (Note 15)	(2,047,103)	(2,192,449)	(1,717,368)	(1,839,303)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)	(156,948)	(103,619)	(131,668)	(86,929)
Equity in capital adjustments of affiliates (Notes 2 and 4)	41,196	4,504	34,560	3,779
Stock options (Notes 2 and 16)	3,742	2,452	3,139	2,057
Total Stockholders' Equity	5,941,838	5,536,948	4,984,763	4,645,091
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₩ 13,375,959	₩ 12,721,218	$ 11,221,442	$ 10,672,163

See accompanying Notes to Non-Consolidated Financial Statements.

00064

Non-Consolidated Statements of Income

YEARS ENDED DECEMBER 31, 2003 AND 2002

	In millions of Korean won except for per share data		In thousands of U.S. dollars except for per share data(Note2)	
	2003	2002	2003	2002
REVENUE (Note 22)	₩ 9,520,244	₩ 8,634,049	$ 7,986,782	$ 7,243,330
OPERATING EXPENSES (Notes 2 and 22)				
Labor cost	(348,455)	(267,278)	(292,328)	(224,227)
Commissions paid (Note 22)	(2,324,587)	(1,994,073)	(1,950,157)	(1,672,880)
Depreciation and amortization (Note 2)	(1,488,165)	(1,414,627)	(1,248,461)	(1,186,768)
Network interconnection (Note 22)	(738,236)	(737,990)	(619,326)	(619,119)
Leased line	(302,288)	(266,804)	(253,597)	(223,829)
Advertising	(361,114)	(440,024)	(302,948)	(369,148)
Cost of goods sold	(19,152)	(48,500)	(16,067)	(40,688)
Other	(857,587)	(781,077)	(719,452)	(655,265)
Sub-total	(6,439,584)	(5,950,373)	(5,402,336)	(4,991,924)
OPERATING INCOME	3,080,660	2,683,676	2,584,446	2,251,406
OTHER INCOME :				
Interest income	68,259	46,274	57,264	38,820
Dividends	25,923	207	21,747	174
Commissions (Note 22)	95,243	85,618	79,902	71,827
Foreign exchange and translation gains (Note 2)	2,064	34,799	1,732	29,194
Reversal of allowance for doubtful accounts	7	6,234	6	5,230
Gain on disposal of property and equipment	2,709	3,242	2,273	2,720
Equity in earnings of affiliates (Notes 2 and 4)	-	59,877	-	50,232
Other	56,243	36,207	47,183	30,375
Sub-total	250,448	272,458	210,107	228,572
OTHER EXPENSES :				
Interest and discounts	(375,609)	(304,509)	(315,108)	(255,461)
Donations	(25,780)	(67,432)	(21,628)	(56,570)
Foreign exchange and translation losses (Note 2)	(1,065)	(6,021)	(893)	(5,051)
Loss on disposal and impairment of property, equipment and intangible assets	(12,816)	(205,932)	(10,752)	(172,762)
Loss on impairment of long-term investment securities (Notes 2 and 3)	(20,343)	(44,896)	(17,066)	(37,664)
Loss on disposal of investment assets	(45,175)	(51,532)	(37,898)	(43,232)
Equity in losses of affiliates (Notes 2 and 4)	(30,537)	-	(25,618)	-
Other	(105,589)	(95,819)	(88,581)	(80,385)
Sub-total	(616,914)	(776,141)	(517,544)	(651,125)
ORDINARY INCOME	2,714,194	2,179,993	2,277,009	1,828,853

(Continued)

C0065


STATEMENTS
OF INCOME

	In millions of Korean won except for per share data		In thousands of U.S. dollars except for per share data (Note2)	
	2003	2002	2003	2002
EXTRAORDINARY GAINS				
Gain on insurance settlement	₩ -	₩ 504	$ -	$ 423
Sub-total	-	504	-	423
INCOME BEFORE INCOME TAXES	2,714,194	2,180,497	2,277,009	1,829,276
PROVISION FOR INCOME TAXES (Notes 2 and 17)	(771,444)	(669,219)	(647,185)	(561,425)
NET INCOME	₩ 1,942,750	₩ 1,511,278	$ 1,629,824	$ 1,267,851
NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 18)	₩ 25,876	₩ 17,934	$ 21.71	$ 15.05

See accompanying Notes to Non-Consolidated Financial Statements.


STATEMENTS
OF RETAINED
EARNINGS

Non-Consolidated Statements of Appropriations of Retained Earnings

YEARS ENDED DECEMBER 31, 2003 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note2)	
	2003	2002	2003	2002
RETAINED EARNINGS BEFORE APPROPRIATIONS				
Beginning of year	₩ 1,537	₩ 1,816	$ 1,289	$ 1,523
Retirement of treasury stock (Note 15)	(1,545,281)	-	(1,296,376)	-
Adjustment resulting from the merger (Note 24)	-	4,082	-	3,425
Equity in beginning retained earnings adjustments of equity-method investees (Notes 2 and 4)	(2,479)	-	(2,080)	-
Net income for the year	1,942,750	1,511,278	1,629,824	1,267,851
End of year	396,527	1,517,176	332,657	1,272,799
TRANSFER FROM VOLUNTARY RESERVES				
Reserve for loss on foreign investment (Note 14)	-	29,191	-	24,489
Reserve for research and manpower development (Note 14)	62,902	26,102	52,770	21,898
Reserve for loss on disposal of treasury stock (Note 14)	-	18,802	-	15,773
Reserve for business rationalization (Note 14)	-	169,493	-	142,192
Reserve for business expansion (Note 14)	483,000	-	405,201	-
	545,902	243,588	457,971	204,352
APPROPRIATIONS				
Legal reserve (Note 14)	(32)	(5,088)	(27)	(4,268)
Reserve for loss on disposal of treasury stock (Note 14)	(255,984)	-	(214,751)	-
Reserve for research and manpower development (Note 14)	(280,000)	(220,000)	(234,899)	(184,564)
Reserve for business expansion (Note 14)	-	(1,382,400)	-	(1,159,732)
Cash dividends (Note 19)	(404,879)	(151,739)	(339,664)	(127,298)
	(940,895)	(1,759,227)	(789,341)	(1,475,862)
UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	₩ 1,534	₩ 1,537	$ 1,287	$ 1,289

See accompanying Notes to Non-Consolidated Financial Statements.

C0067


STATEMENTS
OF CASH
FLOWS

Non-Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31, 2003 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note2)	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES :				
Net income	₩ 1,942,750	₩ 1,511,278	$ 1,629,824	$ 1,267,851
Expenses not involving cash payments :				
Depreciation and amotization	1,612,132	1,514,310	1,352,460	1,270,394
Provision for severance indemnities	59,757	39,789	50,132	33,380
Allowance for doubtful accounts	20,455	15,357	17,160	12,883
Foreign translation loss	145	4,232	122	3,550
Loss on disposal and impairment of property, equipment and intangible assets	12,816	205,932	10,752	172,762
Loss on impairment of long-term investment securities	20,343	44,896	17,066	37,664
Loss on disposal of investment assets	45,175	51,532	37,898	43,232
Equity in losses of affiliates	30,537	-	25,618	-
Amortization of discounts on bonds and other	71,932	47,195	60,347	39,594
Sub-total	1,873,292	1,923,243	1,571,555	1,613,459
Income not involving cash receipts :				
Foreign translation gain	(605)	(26,200)	(508)	(21,980)
Reversal of allowance for doubtful accounts	(7)	(6,234)	(6)	(5,230)
Gain on disposal of property and equipment	(2,709)	(3,242)	(2,273)	(2,720)
Equity in earnings of affiliates	-	(59,877)	-	(50,232)
Other	(11,782)	(8,309)	(9,884)	(6,971)
Sub-total	(15,103)	(103,862)	(12,671)	(87,133)
Changes in assets and liabilities related to operating activities :				
Accounts receivable - trade	(167,845)	(172,234)	(140,810)	(144,492)
Accounts receivable - other	(35,879)	298,316	(30,100)	250,265
Inventories	2,694	(7,656)	2,260	(6,423)
Accrued income and other	(31,832)	(17,370)	(26,704)	(14,571)
Accounts payable	(473,574)	623,101	(397,294)	522,736
Income taxes payable	17,064	4,972	14,315	4,171
Accrued expenses	43,015	34,844	36,086	29,232
Current portion of facility deposits	(3,377)	3,802	(2,833)	3,190
Other current liabilities	55,510	60,052	46,569	50,379
Deferred income taxes	117,474	96,463	98,552	80,925
Severance indemnity payments	(22,731)	(16,239)	(19,070)	(13,623)
Sub-total	(499,481)	908,051	(419,029)	761,789
Net Cash Provided by Operating Activities	3,301,458	4,238,710	2,769,679	3,555,966

(Continued)

C0068

Non-Consolidated Statements of Cash Flows (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note2)	
	2003	2002	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES :				
Cash inflows from investing activities :				
Decrease in short-term financial instruments	₩ -	₩ 294,263	$ -	$ 246,865
Decrease in trading securities	-	51,002	-	42,787
Decrease in current portion of long-term investment securities	70,267	-	58,949	-
Decrease in short-term loans	45,682	56,522	38,324	47,418
Decrease in long-term financial instruments	3	19	3	16
Proceeds from sales of long-term investment securities	756,434	1,084,818	634,592	910,082
Proceeds from sales of equity securities accounted for using the equity method	3,441	53,231	2,887	44,657
Decrease in long-term loans	394	-	331	-
Decrease in guarantee deposits	44,020	51,823	36,930	43,476
Decrease in other non-current assets	51,036	23,221	42,815	19,481
Proceeds from disposal of property and equipment	11,726	27,148	9,837	22,775
Proceeds from disposal of intangible assets	2,248	1,198	1,886	1,005
Sub-total	985,251	1,643,245	826,554	1,378,562
Cash outflows for investing activities :				
Increase in short-term financial instruments	(12,705)	-	(10,659)	-
Increase of trading securities	(194,514)	-	(163,183)	-
Increase in short-term loans	(50,870)	(33,304)	(42,676)	(27,940)
Acquisition of long-term investment securities	(430,659)	(2,056,389)	(361,291)	(1,725,159)
Acquisition of equity securities accounted for using the equity method	(151,648)	(250,239)	(127,221)	(209,932)
Increase in long-term loans	-	(7,529)	-	(6,316)
Increase in guarantee deposits and other non-current assets	(140,728)	(93,543)	(118,061)	(78,476)
Acquisition of property and equipment	(1,611,209)	(1,957,048)	(1,351,685)	(1,641,819)
Increase in intangible assets	(46,526)	(39,235)	(39,032)	(32,915)
Sub-total	(2,638,859)	(4,437,287)	(2,213,808)	(3,722,557)
Net Cash Used in Investing Activities	(1,653,608)	(2,794,042)	(1,387,254)	(2,343,995)

(Continued)


STATEMENTS
OF CASH
FLOWS

	In millions of Korean won		In thousands of U.S. dollars (Note2)	
	2003	2002	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES :				
Cash inflows from financing activities :				
Increase in short-term borrowings	₩ 108,669	₩ -	$ 91,165	$ -
Issuance of bonds	688,737	1,166,451	577,799	978,566
Other	23,932	39,548	20,077	33,178
Sub-total	821,338	1,205,999	689,041	1,011,744
Cash outflows for financing activities :				
Repayment of short-term borrowings	-	(525,000)	-	(440,436)
Repayment of current portion of long-term debt	(924,180)	(683,928)	(775,319)	(573,765)
Payment of dividends	(151,740)	(57,264)	(127,299)	(48,040)
Decrease in facility deposits	(2,654)	(8,268)	(2,226)	(6,935)
Acquisition of treasury stock	(1,379,337)	(1,351,243)	(1,157,162)	(1,133,593)
Other	(32,336)	(34,490)	(27,128)	(28,935)
Sub-total	(2,490,247)	(2,660,193)	(2,089,134)	(2,231,704)
Net Cash Used in Financing Activities	(1,668,909)	(1,454,194)	(1,400,093)	(1,219,960)
NET INCREASE IN CASH AND CASH EQUIVALENTS FROM THE MERGED ENTITY	43,224	2,159	36,262	1,809
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,165	(7,367)	18,595	(6,180)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	6,228	13,595	5,225	11,405
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	₩ 28,393	₩ 6,228	$ 23,820	$ 5,225

See accompanying Notes to Non-Consolidated Financial Statements.

Notes to Non-Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. GENERAL

SK Telecom Co., Ltd. (the¡ Company¡)-was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company¡¯common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2003, the Company¡¯total issued shares are held by the following :

	Number of shares	Percentage of total shares issued (%)
SK Group	20,239,225	24.60
POSCO Corp. (formerly Pohang Iron & Steel Co., Ltd.)	4,098,496	4.98
Institutional investors and other minority shareholders	49,276,587	59.89
Treasury stock	8,662,403	10.53
	82,276,711	100.00

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards (SKAS ¡)-No.1 through No.9 and significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows. The accompanying non-consolidated financial statements were approved by the Company¡¯board of directors on January 29, 2004.

a. Basis of Presentation

The accompanying non-consolidated financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principals generally accepted in the Republic of Korea (Korean GAAP¡). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been restructured and translated into English from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company¡¯financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts in the accompanying non-consolidated financial statements are included solely for the convenience of readers outside of Korea and have been made at the rate of ₩ 1,192.0 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2003. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b. Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained based on the estimated collectibility of individual accounts and historical bad debt experience.


NOTES TO
FINANCIAL
STATEMENTS

c. Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or net realizable value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the net realizable value of inventories is less than the acquisition cost, the carrying amount shall be reduced to the net realizable value and any difference is charged to current operations. There was no such loss for the years ended December 31, 2003 and 2002.

d. Securities

Effective January 1, 2003, the Company adopted¡ SKAS ¡ No. 8,¡ Securities ¡,-and applied it retroactively, by reclassifying the accounts relating to securities in the accompanying non-consolidated financial statements for the year ended December 31, 2002, which are presented for comparative purposes. Such reclassification did not have an effect on the reported financial position of the Company as of December 31, 2002 or the results of its operations for the year ended December 31, 2002. This statement requires that certain investment securities be classified into three separate categories such as¡ trading securities ¡,+ available-for-sale securities ¡,-and¡ held-to-maturity securities ¡,-each with different accounting treatment.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary as discussed below. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet as long-term investment securities, based on their maturities from the balance sheet date.

e. Investment Securities with 20% or More Ownership Interest

Investment securities of affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company ¡¯s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company ¡¯s portion of shareholders ¡¯ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account.

f. Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4 ¡ ›30 years) of the related assets.

Through 2002, interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment were capitalized until such manufacture or construction activities were complete. Effective January 1, 2003, in accordance with the application of SKAS No. 7,¡ Capitalization of Financing Costs ¡,-the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financial charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, the total balance of property and equipment of the Company as of December 31, 2003 and net income for the year then ended would have increased by ₤ 20,345 million and ₤ 14,303 million (net of income tax effect of ₤ 6,042 million), respectively. For the year ended December 31, 2002, the Company capitalized financing cost amounting to ₤ 14,830 million.

g. Intangible Assets

Intangible assets are recorded at cost, net of accumulated amortization computed using the straight-line method over 5 to 20 years. The amortization for the years ended December 31, 2003 and 2002 were ₤ 202,449 million and ₤ 177,186 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ₤ 1,300,000 million to the Ministry of Information Communication (MIC ¡)- ₤ 650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.825% as of December 31, 2003). On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ₤ 1,259,253 million and assumed the related long-term payable with a principal amount of ₤ 650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

Through 2002, interest expense and other financing charges for borrowings related to the purchase of intangible assets were capitalized until the assets were put in use. Effective January 1, 2003, in accordance with the application of SKAS No. 7,¡ Capitalization of Financing Costs ¡,-the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financing charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, the total balance of intangible assets of the Company as of December 31, 2003 and net income for the year then ended would have increased by ₤ 25,594 million and ₤ 17,993 million (net of income tax effect of ₤ 7,601 million), respectively.

h. Discounts on Bonds and Long-term Payables

Discounts on bonds and long-term payables are amortized to interest expense using the effective interest rate method over the redemption period of the bonds and long-term payables.

i. Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows with a present value discount deducted directly from the related nominal payable balances. Such present value discount is amortized using the effective interest rate method over the redemption period and the amortization is adjusted to interest expense.


NOTES TO
FINANCIAL
STATEMENTS

j. Accrued Severance Indemnities

In accordance with the Company ¡¯s policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, at termination. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees ¡¯ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, of which the beneficiary is its employees, totaling ₤ 138,839 million and ₤ 115,894 million as of December 31, 2003 and 2002, respectively, is deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the Korean National Pension Fund through March 1999. Such transfers, amounting to ₤ 6,148 million and ₤ 6,775 million as of December 31, 2003 and 2002, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amount to ₤ 22,730 million and ₤ 16,239 million for the years ended December 31, 2003 and 2002, respectively.

k. Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.

l. Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

m. Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ₤ 199,074 million and ₤ 170,536 million for the years ended December 31, 2003 and 2002, respectively, and external research and development costs of ₤ 64,419 million and ₤ 58,555 million for the years ended December 31, 2003 and 2002, respectively.

n. Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, £ 1,197.80=US$1 and £ 1,200.40=US$1 at December 31, 2003 and 2002, respectively. Gains or losses arising from the settlement of foreign currency transactions and the translation of foreign currency assets and liabilities are charged or credited to current operations.

o. Deferred Income Taxes

Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

p. Accounting Change and Restatement of Prior Year Financial Statements

On January 1, 2002, the Company early adopted SKAS No. 6,¡ Events Occurring after Balance Sheet Date ¡.-This statement requires that proposed appropriations of retained earnings, including proposed cash dividends, be reflected on the balance sheet when the appropriations are approved by shareholders. Through 2001, such proposed appropriation of retained earnings, including proposed cash dividends, were recorded in the year when they are proposed.

On January 1, 2003, the Company adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was early adopted in 2002. As a result, the Company reclassified the accounts relating to securities in the non-consolidated financial statements for the years ended December 31, 2003 and 2002 as explained in the Note 2-(d) and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in the Note 2-(f) and 2-(g). If financing costs had been capitalized, net income of the Company for the year ended December 31, 2003 would have increased by £ 32,295 million (net of income tax effect of £ 13,644 million).

3. INVESTMENT SECURITIES

a. Trading Securities

Trading securities as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	2003			2002
	Acquisition cost	Fair value	Carrying amount	Fair value and carrying amount
Beneficiary certificates	£ 860,778	£ 858,739	£ 858,739	£ 382,000


NOTES TO
FINANCIAL
STATEMENTS

b. Available-for-sale Equity Securities

Available-for-sale equity securities as of December 31, 2003 and 2002 are as follows (in millions of Korean won, except for share data) :

	2003					2002
	Number of shares	Ownership percentage (%)	Acquisition cost	Fair value	Carrying amount	Carrying amount
(Investments in listed companies)						
Digital Chosunilbo Co., Ltd.	2,890,630	10.1	£ 5,781	£ 2,847	£ 2,847	£ 2,428
Hanaro Telecom Inc.	8,220,000	1.8	82,307	26,838	26,838	49,586
Korea Radio Wave Basestation Management	234,150	4.5	1,171	2,669	2,669	2,693
POSCO Corporation	2,481,310	2.7	332,662	404,454	404,454	-
KT Corporation			-	-	-	730,602
sub-total					436,808	785,309
(Investments in non-listed companies)						
SK Group Japan Co., Ltd.	1,567,500	16.5	16,416	(note b)	-	16,416
Powercomm Co., Ltd.	7,500,000	5.0	240,243	68,407	68,407	240,243
Real Telecom Co., Ltd.	398,722	9.9	5,981	(note a)	5,981	5,981
Japan MBCO	84,000	13.6	42,517	(note a)	42,517	27,209
Enterprise Networks Co., Ltd.	423,244	4.0	14,438	(note a)	14,438	14,438
Others			39,648	(notes a and b)	35,722	34,082
sub-total					167,065	338,369
(Investments in funds)						
Korea IT Fund			190,000	(note a)	190,000	190,000
Others			6,917	(note a)	6,917	7,094
sub-total					196,917	197,094
Total					£ 800,790	£ 1,320,772

(note a) As a reasonable estimate of fair value could not be made without incurring excessive costs, it is stated at acquisition cost.

(note b) Due to the impairment of the Company¡¯s investments in common stock of SK Group Japan Co., Ltd., CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea, an impairment loss of £ 20,343 million was recorded for the year ended December 31, 2003.

The net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc, Korea Radio Wave Basestation Management and POSCO Corporation as of December 31, 2003, totaling £ 14,888 million, and the net unrealized loss on investments in common stock of KT Corporation, Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc. and Korea Radio Wave Basestation Management as of December 31, 2002, totaling £ 103,619 million, were recorded as a capital adjustment.

On May 23, 2002, the Company acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for ₤ 1,609 billion as a result of participation in the privatization of KT Corporation. The Company sold all of these shares on December 30, 2002 and January 10, 2003, under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. The investment in 14,353,674 shares of KT Corporation¡¯common stock as of December 31, 2002, which were not sold until January 10, 2003, were reported at the agreed sales price (₤ 50,900 per share) with unrealized losses amounting to ₤ 44,496 million reported as impairment losses in the year ended December 31, 2002, as the decline in the carrying value was not recoverable.

The Company stated its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ₤ 171,836 million as of December 31, 2003 was recorded as a capital adjustment.

c. Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

		2003		2002
	Maturity	Acquisition cost	Carrying amount	Carrying amount
Public bonds	(note a)	₤ 805	₤ 805	₤ 160
Convertible bonds of Real Telecom Co., Ltd.	March, 2004	9,514	9,514	9,514
Convertible bonds of Eonex Technologies, Inc.(1st)	May, 2003		-	2,000
Convertible bonds of Eonex Technologies, Inc.(3rd)	January, 2005	3,600	3,600	-
Total			13,919	11,674
Less current portion of available-for-sale debt securities			(9,514)	(2,000)
Long-term available-for-sale debt securities			₤ 4,405	₤ 9,674

(note a) The maturities of public bonds as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

Maturity	2003	2002
Within five years	₤ 738	₤ 156
Within ten years	67	4
	₤ 805	₤ 160

The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of ₤ 3,600 million can be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at ₤ 75,000 per share over the period from July 30, 2003 to January 29, 2005. If such bonds are converted, the Company¡¯equity interest in Eonex Technologies, Inc. will increase to 20.4%.


NOTES TO
FINANCIAL
STATEMENTS

d. Held-to-maturity Securities

Held-to-maturity securities as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	Maturity	2003 Acquisition cost	2003 Carrying amount	2002 Carrying amount
Subordinated bonds of SK Life Insurance Co., Ltd.	April, 2006	£ 50,000	£ 50,000	£ 50,000
Subordinated bonds of Nate First Special Purpose Company	June, 2003	-	-	40,506
Subordinated bonds of Nate Second Special Purpose Company	December, 2003	-	-	27,761
Subordinated bonds of Nate Third Special Purpose Company	May, 2004	27,464	27,464	-
Subordinated bonds of Nate Fourth Special Purpose Company	September, 2004	25,393	25,393	-
Subordinated bonds of Nate Fifth Special Purpose Company	December, 2004	23,490	23,490	-
Total			126,347	118,267
Less current portion of held-to-maturity securities			(76,347)	(68,267)
Long-term held-to-maturity securities			£ 50,000	£ 50,000

On June 20, 2002, December 3, 2002, May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold £ 631,447 million, £ 650,641 million, £ 577,253 million, £ 549,256 million and £ 498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to enhance the credit of bonds issued by them (See note 20.(c)).

4. EQUITY SECURITIES ACCOUTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of December 31, 2003 and 2002 are as follows (in millions of Korean won, except for share data) :

	Number of shares	Ownership Percentage (%)	Acquisition Cost	Net Asset Value		Carrying Amount 2003	Carrying Amount 2002
SK Teletech Co., Ltd.	4,667,421	61.7	£ 25,556	£ 104,340		£ 104,340	£ 87,286
SK Capital Co., Ltd.	10,000,000	100.0	50,000	45,865		45,865	57,535
SK Communications Co., Ltd.	7,582,135	90.3	168,673	102,068		120,706	79,200
SK Telink Co., Ltd.	943,997	90.8	5,296	43,452		43,452	36,395
SK C&C Co., Ltd.	300,000	30.0	19,071	87,751		93,433	53,971
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0	1,000	-	(note 1)	-	-
STIC Ventures Co., Ltd.	1,600,000	24.1	8,000	7,098		7,098	7,648
Paxnet Co., Ltd.	5,590,452	67.1	26,563	5,329		25,712	26,563
VCASH Co., Ltd.	750,000	23.2	3,750	943		942	2,007
Eonex Technologies, Inc.	-	-	-	-	(note 2)	-	4,618
Global Credit & Information Corp.	300,000	50.0	2,410	2,061		2,773	2,477
WiderThan. Com Co., Ltd.	200,000	20.0	1,000	3,166		3,166	1,665
DSS Mobile Communications Ltd.	10,915,000	29.5	2,494	-	(note 1)	-	-
SLD Telecom PTE. Ltd.	29,294,100	53.8	35,773	24,701		24,701	11,076
Skytel Co., Ltd.	1,756,000	28.6	2,159	3,053		3,053	2,784
SK China Company Ltd.	28,160	20.7	3,195	2,187		2,187	3,500
SKTI, Inc.	1,099	100.0	17,467	18,963		18,963	3,973
TU Media Corp.	6,500,000	100.0	39,000	39,000	(note 3)	39,000	-
Centurion IT Investment association		37.5	3,000	3,126		3,126	3,063
SK-QC Wireless Development Fund		50.0	6,540	5,906		5,906	5,979
SKT-HP Ventures, LLC		50.0	6,415	5,964	(note 4)	5,964	6,415
SK IMT Co., Ltd.		-	-	-	(note 5)	-	1,014,647
Other investments in affiliates			13,652		(note 6)	13,152	15,716
Total						£ 563,539	£ 1,426,518

(note 1) DSS Mobile Communication, an Indian company, has had a deficiency in assets since March 31, 1998. SK Wyverns Baseball Club Co., Ltd. has had a deficiency in assets since December 31, 2001.

(note 2) As the Company¡¯s ownership in Eonex Technologies, Inc. decreased from 22.5% to 16.1%, during the first quarter of 2003, investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities at the end of the first quarter of 2003.

(note 3) The Company incorporated TU Media Corp. with capital stock of £ 32.5 billion on December 3, 2003 in order to enter the satellite digital multimedia broadcasting business and became the sole shareholder of TU Media Corp. Effective January 1, 2004, TU Media Corp. issued new stocks amounting to £ 52.1 billion. In order to participate in such new stock issuance, the Company paid only £ 6.5 billion on December 31, 2003, and as a result, the Company¡¯s equity interest in TU Media Corp had decreased

C0079

NOTES TO FINANCIAL STATEMENTS

from 100% to 46.1%, effective January 1, 2004. The investments in equity securities of TU Media Corp. was not accounted for using the equity method for the year ended December 31, 2003, as the change of the Company¡¯s portion of shareholders¡¯ equity of the investee was not material.

(note 4) Investments in equity securities are carried using the equity method of accounting, based on the financial statements as of June 30, 2003, as the information as of December 31, 2003 was not available.

(note 5) There is no carrying amount as of December 31, 2003 as SK IMT Co., Ltd. was merged into the Company on May 1, 2003 (See note 23).

(note 6) As allowed under Korean financial accounting standards, investments in equity securities of Aircross Co., Ltd. and certain others were not accounted for using the equity method of accounting, as their total assets at December 31, 2002 were less than ₩ 7 billion.

Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	For the year ended December 31, 2003					
	Beginning balance or acquisition cost	Equity in earnings (losses)	Equity in capital adjustments	Equity in beginning retained earning (note 2)	Dividend received or other	Ending balance
SK Teletech Co., Ltd. (note 3)	₩ 87,286	₩ 19,387	₩ -	₩ -	(₩ 2,333)	₩ 104,340
SK Capital Co., Ltd.	57,535	(6,978)	(3,176)	(1,516)	-	45,865
SK Communications Co., Ltd.	160,751	(36,840)	(3,205)	-	-	120,706
SK Telink Co., Ltd.	36,395	7,057	-	-	-	43,452
SK C&C Co., Ltd. (note 3)	53,971	(4,528)	44,590	-	(600)	93,433
STIC Ventures Co., Ltd.	7,648	(675)	128	(3)	-	7,098
Paxnet Co., Ltd.	26,563	(804)	(47)	-	-	25,712
VCASH Co., Ltd.	2,007	(1,217)	179	(27)	-	942
Eonex Technologies, Inc. (note 5)	4,618	(26)	-	-	(4,592)	-
Global Credit & Information Corp.	2,477	296	-	-	-	2,773
WiderThan. Com Co., Ltd.	1,665	1,498	3	-	-	3,166
SLD Telecom PTE. Ltd.	34,566	(9,771)	22	(116)	-	24,701
Skytel Co., Ltd.	2,784	533	(264)	-	-	3,053
SK China Co., Ltd.	3,500	(1,317)	4	-	-	2,187
SKTI, Inc.	13,693	6,371	(1,101)	-	-	18,963
Centurion IT investment association	3,064	62	-	-	-	3,126
SK-QC Wireless Development Fund	5,979	(58)	(15)	-	-	5,906
SKT-HP Ventures, LLC (note 1)	6,415	(25)	(426)	-	-	5,964
SK IMT Co., Ltd. (note 4)	1,014,647	(3,502)	-	(817)	(1,010,328)	-
	₩ 1,525,564	(₩ 30,537)	₩ 36,692	(₩ 2,479)	(₩ 1,017,853)	₩ 511,387

(note 1) Investments in equity securities are carried using the equity method of accounting, based on the financial statements as of June 30, 2003, as the information as of December 31, 2003 was not available.

(note 2) Effective January 1, 2003, the Company¡¯s investees including SK Capital Co., Ltd., STIC Ventures Co., Ltd., VCASH Co., Ltd., SLD Telecom PTE. Ltd., and SK IMT Co., Ltd., adopted SKAS No.3,¡ Intangible Assets¡.- This statement requires that organization cost be charged to expenses as incurred and the unamortized organization costs at January 1, 2003 be offset against the beginning retained earnings. To reflect the Company¡¯s portion of the decrease in the beginning retained earnings of the investees, the Company reduced its beginning retained earnings of 2003.

(note 3) The Company received dividends from SK Teletech Co., Ltd. and SK C&C Co., Ltd. and the corresponding amount was deducted from its equity method securities.

(note 4) Investments in equity securities of SK IMT Co., Ltd. were accounted for using the equity method of accounting until the merger on May 1, 2003.

(note 5) Investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities as the Company¡¯s ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5% during the first quarter of 2003.

	For the year ended December 31, 2002					
	Beginning balance or acquisition cost	Equity in earnings (losses)	Equity in capital adjustments	Dividends	Decrease or other	Ending balance
SK Teletech Co., Ltd.	£ 55,548	£ 31,738	£ -	£ -	£ -	£ 87,286
SK Capital Co., Ltd.	57,502	531	(498)	-	-	57,535
SK Communications Co., Ltd (note 2)	48,255	(9,419)	-	-	40,364	79,200
NetsGo Co., Ltd. (note 2)	51,641	(11,277)	-	-	(40,364)	-
SK Telink Co., Ltd.	25,217	11,178	-	-	-	36,395
SK C&C Co., Ltd.	42,016	16,744	(4,189)	(600)	-	53,971
STIC Ventures Co., Ltd.	8,029	(414)	33	-	-	7,648
Paxnet Co., Ltd. (note 4)	26,563	-	-	-	-	26,563
VCASH Co., Ltd.	2,997	(993)	3	-	-	2,007
Eonex Technologies, Inc.	3,600	(992)	2,010	-	-	4,618
Global Credit & Information Corp.	2,410	67	-	-	-	2,477
WiderThan. Com Co., Ltd.	1,000	668	(3)	-	-	1,665
SLD Telecom PTE. Ltd. (note 1)	12,283	(897)	(310)	-	-	11,076
Skytel Co., Ltd. (note 1)	2,750	(32)	66	-	-	2,784
SK China Co., Ltd. (note 1)	3,762	105	(367)	-	-	3,500
SKTI Inc. (note 1)	6,023	(1,905)	(145)	-	-	3,973
Centurion IT investment association	3,039	24	-	-	-	3,063
SKT-QC Wireless Development Fund	6,540	(24)	(537)	-	-	5,979
SK IMT Co., Ltd.	996,590	18,057	-	-	-	1,014,647
Shinsegi Telecomm, Inc. (note 3)	2,706,653	6,718	(2,541)	-	(2,710,830)	-
	£ 4,062,418	£ 59,877	(£ 6,478)	(£ 600)	(£ 2,710,830)	£ 1,404,387


NOTES TO
FINANCIAL
STATEMENTS

(note 1) Investments in equity securities are carried using the equity method of accounting, based on the financial statements as of December 31, 2001, as the information as of December 31, 2002 was not available.

(note 2) In August 2002, the Company purchased a 78.3% interest in SK Communications Co., Ltd. (formerly known as Lycos Korea) and SK Communications Co., Ltd. merged with NetsGo Co., Ltd. on November 1, 2002. For the year ended December 31, 2002, intercompany gains related to the Company¡¯s transfer of its Nate fixed-line internet business to SK Communications Co., Ltd., totaling £ 2,575 million, were eliminated.

(note 3) Investments in equity securities of Shinsegi Telecomm, Inc. were accounted for using the equity of accounting until the merger in January 2002.

(note 4) On December 16 and 18, 2002, the Company purchased a 67.1% interest in Paxnet Co., Ltd. As such purchases are considered to be made at end of December 2002 under Korean GAAP, no equity in earnings (losses) of affiliate related to the Paxnet Co., Ltd. is recorded in 2002.

5. LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	2003			2002
	Short-term	Long-term	Total	
Loans to employees¡¯ stock ownership association	£ 6,916	£ 26,872	£ 33,788	£ 45,906
Loans to employees for housing and other	118	651	769	1,911
	£ 7,034	£ 27,523	£ 34,557	£ 47,817

6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	Useful lives (years)	2003	2002
Land	-	£ 446,574	£ 439,915
Buildings and structures	30,15	1,077,479	977,045
Machinery	6	8,348,633	6,922,542
Vehicles	4	18,860	18,706
Other	4	743,219	791,559
Construction in progress	-	309,564	345,063
		10,944,329	9,494,830
Less accumulated depreciation		(6,392,703)	(5,043,282)
Property and equipment, net		£ 4,551,626	£ 4,451,548

The government declared standard value of land owned as of December 31, 2003 and 2002 is £ 393,683 million and £ 356,360 million, respectively.

Details of change in property and equipment for the year ended December 31, 2003 are as follows (in millions of Korean won) :

	Beginning balance	Acquisition	Increase from the merged entity, SK IMT	Disposal	Transfer	Depreciation	Ending balance
Land	£ 439,915	£ 3,380	£ 198	(£ 4,793)	£ 7,874	£ -	£ 446,574
Buildings and structures	778,832	5,562	175	(4,599)	100,340	(40,073)	840,237
Machinery	2,432,552	106,811	-	(4,034)	1,359,890	(1,269,913)	2,625,306
Vehicles	6,095	771	15	(104)	18	(2,959)	3,836
Other	449,091	851,183	523	(3,278)	(874,672)	(96,738)	326,109
Construction in progress	345,063	643,502	8,555	-	(687,556)	-	309,564
Total	£ 4,451,548	£ 1,611,209	£ 9,466	(£ 16,808)	(£ 94,106)	(£ 1,409,683)	£ 4,551,626

7. INTANGIBLE ASSETS

Intangible assets as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	2003			2002
	Acquisition cost	Accumulated amortization	Carrying amounts	Carrying amounts
Goodwill	£ 2,335,532	(£ 257,324)	£ 2,078,208	£ 2,206,870
Software development costs	212,568	(78,735)	133,833	88,303
IMT license	1,259,253	(7,975)	1,251,278	-
Other	300,160	(163,211)	136,949	95,177
	£ 4,107,513	(£ 507,245)	£ 3,600,268	£ 2,390,350

Details of changes in intangible assets for the year ended December 31, 2003 are as follows (in millions of Korean won) :

	Beginning balance	Increase	Increase from the merged entity, SK IMT	Decrease	Transfer	Amortization	Ending balance
Goodwill	£ 2,206,870	£ -	£ -	£ -	£ -	(£ 128,662)	£ 2,078,208
Software development costs	88,303	25,163	-	-	56,381	(36,014)	133,833
IMT license	-	-	1,259,253	-	-	(7,975)	1,251,278
Other	95,177	21,363	318	(7,274)	57,163	(29,798)	136,949
	£ 2,390,350	£ 46,526	£ 1,259,571	(£ 7,274)	£ 113,544	(£ 202,449)	£ 3,600,268


NOTES TO
FINANCIAL
STATEMENTS

The book value as of December 31, 2003 and residual useful lives of major intangible assets are as follows (in millions of Korean won) :

	Amount	Description	Residual useful lives
Goodwil	₤ 2,078,208	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	16 years
Development costs	133,833	Software for business use	1 ~ 5 years
IMT license	1,251,278	License successed from SK IMT Co., Ltd.	(note)

(note) Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expries In December 2016.

8. BONDS PAYABLE

Bonds payable as of December 31, 2003 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars) :

	Maturity year	Annual interest rate (%)	2003	2002
Domestic general bonds	2003	8.0	₤ -	₤ 910,000
¡¤	2004	5.0 - 7.0	1,120,000	1,120,000
¡¤	2005	6.0	500,000	500,000
¡¤	2006	5.0 - 6.0	800,000	400,000
¡¤	2007	5.0 - 6.0	700,000	700,000
¡¤	2008	5.0	300,000	-
Dollar denominated bonds (US$ 200,078)	2004	7.75	239,653	240,173
Total			3,659,653	3,870,173
Less : discounts on bonds			(47,495)	(60,392)
Net			3,612,158	3,809,781
Less : portion due within one year			(1,355,514)	(906,264)
Long-term portion			₤ 2,256,644	₤ 2,903,517

All of the above bonds will be paid in full at maturities.

9. LONG-TERM BORROWINGS

Long-term borrowings denominated in foreign currency as of December 31, 2003 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars) :

Lender	Final maturity year	Annual interest rate (%)	2003		2002	
Korea Development Bank	2004	3M Libor + 3.45	US$	4,478	US$	13,434
Woori Bank	2005	Floating rate + 0.2		4,089		6,815
Total in foreign currency			US$	8,567	US$	20,249
Equivalent in Korean won			£	10,262	£	24,307
Less portion due within one year				(8,629)		(14,023)
Long-term portion			£	**1,633**	£	10,284

At December 31, 2003, the London inter-bank offered rate (3M Libor) and floating rate of Woori Bank are 1.16% and 2.57%, respectively.

The future maturities of long-term borrowings at December 31, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars) :

Year ending December 31,	Long-term borrowings in foreign currency			
	Foreign currency		Korean won equivalent	
2004	US$	7,204	£	8,629
2005		1,363		1,633
	US$	8,567	£	10,262

10. FACILITY DEPOSITS

The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term facility guarantee deposits by service type held as of December 31, 2003 and 2002 are as follows (in millions of Korean won except deposit per subscriber amounts) :

Service type	Deposit per subscriber		2003		2002	
Cellular	£	200,000	£	**44,197**	£	46,850

The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company (SGIC)-in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result, the balance of facility guarantee deposits has been decreasing.


NOTES TO
FINANCIAL
STATEMENTS

11. LEASES

As the Company merged with Shinsegi Telecomm, Inc. in January 2002, certain capital leases made by Shinsegi Telecomm, Inc. were transferred to the Company. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. The capitalized cost and accumulated depreciation related to these leased assets as of December 31, 2003 are £ 1,043 million and £ 679 million, respectively, and depreciation expense for the years ended December 31, 2003 and 2002 were £ 250 million and £ 428 million, respectively .

Future minimum payments under capital leases as of December 31, 2003 are as follows (in millions of Korean won) :

Year ending December 31,	Principal	Interest	Total
2004	£ 121	£ 3	£ 124
Less portion due within one year	(121)		
Long-term portion	£ -		

As the Company merged with Shinsegi Telecomm, Inc., certain operating lease made by Shinsegi Telecomm, Inc. were transferred to the Company. As of December 31, 2003, the minimum annual lease payables under operating leases are as follows (in millions of Korean won) :

Year ending December 31,	Lease payable in Korean won	Lease payable in foreign currency	Total
2004	£ 122	£ 201	£ 323

Lease expenses for the years ended December 31, 2003 and 2002, were £ 1,774 million and £ 5,892 million, respectively.

12. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9) as of December 31, 2003 and 2002 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousands of Singapore dollars, thousands of Australian dollars, thousands of Swiss Franc, thousands of Denmark Krone and thousands of Euros) :

	2003			2002		
	Foreign currencies		Korean won equivalent	Foreign currencies		Korean won equivalent
Cash and cash equivalents	US$	1,722	£ 2,062	US$	1,498	£ 1,798
	EUR	17	26	EUR	2	3
	GBP	5	10		-	-
Short-term financial instruments	US$	31,492	37,721	US$	31,042	37,263
Accounts receivable - trade	US$	2,552	3,057	US$	841	1,012
	SG$	743	522		-	-
Accounts receivable - other	US$	4,863	5,825	US$	8,337	10,008
Guarantee deposits	US$	193	232	US$	187	225
	JPY	16,337	183		-	-
			£ 49,638			£ 50,309
Accounts payable	US$	5,166	6,188	US$	7,032	8,441
	JPY	20,606	231	JPY	229,641	2,326
	HK$	267	41	HK$	825	127
	GBP	304	648	GBP	1	1
	SG$	5	3	SG$	24	17
	CNY	140	20	CNY	47	7
	AU$	1	1	AU$	1	1
	EUR	10	15	EUR	8	10
	CHF	4	4		-	-
	DKK	1	1		-	-
Obligation under capital lease including current portion	US$	101	121	US$	482	578
			£ 7,273			£ 11,508

13. CAPITAL STOCK AND CAPITAL SURPLUS

The Company¡¯s capital stock consists entirely of common stock with a par value of £ 500. The number of authorized and issued shares as of December 31, 2003 and 2002 are as follows :

	2003	2002
Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	89,152,670


NOTES TO
FINANCIAL
STATEMENTS

Significant changes in capital stock and capital surplus during the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won except for share data) :

	Number of shares issued	Capital stock	Capital surplus
At January 1, 2002	89,152,670	₩ 44,576	₩ 3,748,546
Excess unallocated purchase price (note 1)	-	-	(864,161)
At December 31, 2002	89,152,670	44,576	2,884,385
Excess unallocated purchase price (note 1)	-	-	(230)
Retirement of treasury stock (note 2)	(7,002,235)	-	-
Issuance of common stock for the merger with SK IMT Co., Ltd. (note 3)	126,276	63	31,809
At December 31, 2003	82,276,711	₩ 44,639	₩ 2,915,964

(note 1) The excess unallocated purchase price of ₩ 864,161 million for the acquisition of additional equity interest of Shinsegi Telecomm, Inc. after acquiring a majority interest in such subsidiary, was deducted from capital surplus upon the merger with Shinsegi Telecomm, Inc. dated January 13, 2002, in accordance with Korean GAAP. In addition, during the year ended December 31, 2003, the Company paid ₩ 230 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note 2) The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 6, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with the Korean Commercial Laws.

(note 3) The excess of acquired net assets over the par value of ₩ 63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to additional paid-in capital in accordance with Korean GAAP.

14. APPROPRIATED RETAINED EARNINGS

The details of appropriated retained earnings as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	2003	2002
Legal reserve	₩ 22,288	₩ 17,200
Reserve for improvement of financial structure	33,000	33,000
Reserve for business rationalization	-	169,493
Reserve for loss on foreign investment	-	29,192
Reserve for loss on disposal of treasury stock	221,197	240,000
Reserve for research and manpower development	559,198	365,300
Reserve for business expansion	3,908,139	2,525,738
Total	₩ 4,743,822	₩ 3,379,923

Notes to Non-Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2003 AND 2002

a. Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b. Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders¡¯equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c. Reserves for Loss on Foreign Investment, Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on foreign investment, loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

d. Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.

15. TREASURY STOCK

Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc., the Company acquired fractional shares totaling 77,815 shares for ₤ 6,079 million through 2002. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for ₤ 1,771,507 million through 2002 in order to stabilize the market price of its stock.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. The cost of the treasury stock distributed was ₤ 584,646 million. On December 30, 2002, the Company acquired 4,457,635 shares of the Company¡¯s common stock from KT Corporation for ₤ 999,509 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. The Company retired such treasury stock on January 6, 2003 in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by ₤ 1,008,882 million including the tax effect of ₤ 9,373 million, in accordance with the Korean Commercial Laws.

On January 10, 2003, the Company acquired 3,809,288 shares of the Company¡¯s common stock from KT Corporation for ₤ 854,134 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. On February 3, 2003, the Company acquired fractional shares totaling 52 shares for ₤ 13 million which resulted from the merger with Shinsegi Telecomm, Inc., and on May 13, 2003, the Company acquired fractional shares totaling 91 shares for ₤ 16 million which resulted from the merger with SK IMT Co., Ltd.

On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders¡¯ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company¡¯s outstanding common stock for a total purchase price of ₤ 525,174 million during the period from June 30, 2003 to August 11, 2003, retired such treasury shares on August 20, 2003 and reduced unappropriated retained earnings by ₤ 537,138 million including the tax effect of ₤ 11,964 million, in accordance with Korean Commercial Laws.

16. STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ₤ 424,000 per share, 43,820 shares at an exercise price of ₤ 211,000 per share and 65,730 shares at an exercise price of ₤ 267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options during the years ended December 31, 2003 and 2002.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ₤ 500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the years ended December 31, 2003 and 2002, the compensation cost to be recognized for the following period after December 31, 2003 and the outstanding balance of stock option in capital adjustment as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

Grant date	Total compensation cost	Recognized compensation cost 2003	Recognized compensation cost 2002	Compensation cost to be recognized	Stock option in capital adjustment 2003	Stock option in capital adjustment 2002
March 17, 2000	₤ 1,533	₤ 128	₤ 511	₤ -	₤ 1,533	₤ 1,405
March 16, 2001	237	79	79	12	224	145
March 8, 2002	3,246	1,082	902	1,263	1,984	902
	₤ 5,016	₤ 1,289	₤ 1,492	₤ 1,275	₤ 3,741	₤ 2,452

The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the years ended December 31, 2003, 2002 and 2001 are as follows :

	2003	2002	2001
Pro forma net income (in millions of Korean won)	₤ 1,939,636	₤ 1,507,911	₤ 1,138,432
Pro forma net income per common share (in Korean won)	25,835	17,894	13,154

17. INCOME TAXES

a. Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	2003	2002
(Temporary Differences)		
Additions :		
Allowance for doubtful accounts	£ 66,833	£ 75,683
Accrued interest income	6,147	3,158
Reserves for research and manpower development	62,902	26,102
Equity in losses of affiliates	30,537	-
Foreign currency translation gain	8,635	8,635
Reserves for loss on disposal of treasury stock	-	18,803
Depreciation	5,520	3,212
Loss on impairment of long-term investment securities	20,343	44,896
Loss on impairment of other assets	22,458	10,224
Accrued severance indemnities	31,649	16,799
Deposits for severance indemnities	11,669	5,427
Other	87,523	92,044
Sub-total	354,216	304,983
Deductions :		
Reserves for research and manpower development	(280,000)	(220,000)
Reserves for loss on disposal of treasury stock	(255,984)	-
Allowance for doubtful accounts	(65,844)	(146,112)
Depreciation	(40,957)	(13,842)
Accrued interest income	(5,978)	(4,718)
Foreign currency translation loss	(17,084)	(17,084)
Equity in earnings of affiliates	(287)	(59,877)
Loss on impairment of long-term investment securities	(56,270)	-
Deposits for severance indemnities	(34,613)	(47,373)
Other	(48,443)	(49,222)
Sub-total	(805,460)	(558,228)
Total Temporay Differences	(451,244)	(253,245)
(Permanent Differences)	155,965	181,671
Total	(£ 295,279)	(£ 71,574)


NOTES TO
FINANCIAL
STATEMENTS

b. Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the years ended December 31, 2003 and 2002 and deferred tax liabilities as of December 31, 2003 and 2002 are as follows (in Korean won) :

For the year ended December 31, 2003

Description	January 1, 2003	Transferred from merged entity, SK IMT	Increase	Decrease	December 31, 2003
Property and equipment	£ 33,395	£ -	£ 59,113	£ 51,135	£ 41,373
Allowance for doubtful accounts	69,887	-	66,833	69,887	66,833
Loss on impairment of long-term investment securities	131,196	-	20,343	56,270	95,269
Foreign currency translation loss	22,701	-	-	17,084	5,617
Foreign currency translation gain	(11,437)	-	-	(8,635)	(2,802)
Reserves for research and manpower development	(442,603)		(284,000)	(62,902)	(663,702)
Reserves for loss on disposal of treasury stock	(218,097)	-	(255,984)	-	(474,081)
Accrued interest income	(4,718)	(1,414)	(5,978)	(6,132)	(5,978)
Equity in earnings (losses) of affiliates	(62,363)	-	(287)	(27,034)	(35,616)
Loss on impairment of other assets	10,224	-	22,459	10,224	22,459
Accrued severance indemnities	115,765	268	32,930	-	148,963
Deposits for severance indemnities	(115,765)	(215)	(34,742)	(11,669)	(139,054)
Other	55,087	1	15,557	13,100	57,547
Total temporary differences	(£ 416,728)	(£ 1,360)	(£ 363,756)	£ 101,328	(£ 883,172)
Deferred tax liabilities-net(note1)	(£ 123,768)	(£ 404)			(£ 242,057)

(note 1) The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of December 31, 2003. Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 29.7% to 27.5%, effective January 1, 2005. Such change in statutory corporate income tax rate resulted in a decrease in deferred tax liabilities as of December 31, 2003 by £ 20,245 million.

C0092

Notes to Non-Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2003 AND 2002

For the year ended December 31, 2002

Description		January 1, 2002		Transferred from merged entity, Shinsegi Telecomm		Increase		Decrease		December 31, 2002
Property and equipment	£	41,671	£	-	£	3,212	£	11,488	£	33,395
Allowance for doubtful accounts		124,112		42,377		69,887		166,489		69,887
Loss on impairment of investment securities		74,527		11,773		44,896		-		131,196
Foreign currency translation loss		39,785		-		-		17,084		22,701
Foreign currency translation gain		(20,072)		-		-		(8,635)		(11,437)
Reserves for research and manpower development		(248,705)		-		(220,000)		(26,102)		(442,603)
Reserves for loss on disposal of treasury stock		(236,899)		-		-		(18,802)		(218,097)
Accrued interest income		(1,713)		(1,495)		(4,718)		(3,208)		(4,718)
Equity in earnings (losses) of affiliates		(52,905)		-		(59,876)		(50,418)		(62,363)
Loss on impairment of other assets		6,414		-		10,224		6,414		10,224
Accrued severance indemnities		2,999		20,230		92,536		-		115,765
Deposits for severance indemnities		-		-		(121,192)		(5,427)		(115,765)
Other		28,611		(4,027)		49,642		19,139		55,087
Total temporary differences	(£	242,175)	£	68,858	(£	135,389)	£	108,022	(£	416,728)
Deferred tax liabilities(note1)	(£	71,926)	£	20,451	(£	40,211)	£	32,082	(£	123,768)
Tax credit carryforwards		-		33,159		-		33,159		-
Deferred tax liabilities-net	(£	123,768)	£	53,610	(£	40,211)	£	65,241	(£	123,768)

(note 1) The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of December 31, 2002.

c. Details of income tax expense

Income tax expenses for the years ended December 31, 2003 and 2002 consist of the following (in millions of Korean won) :

		2003		2002
Current	£	653,970	£	572,756
Deferred (note 1)		117,474		96,463
Income tax expenses	£	771,444	£	669,219

C0093


NOTES TO
FINANCIAL
STATEMENTS

(Note 1) Changes in deferred tax liabilities retained to temporary difference for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	2003	2002
Beginning balance of deferred tax liabilities	(£ 123,768)	(£ 71,926)
Ending balance of deferred tax liabilities	242,057	123,768
Adjustment to the beginning deferred income tax liabilities based on tax return filed	20,187	1,844
Tax effect of temporary differences arising from disposal and retirement of treasury stock	(20,598)	(10,832)
Deferred tax assets transferred from merged entity, Shinsegi Telecomm, Inc.	-	53,609
Deferred tax liabilities transferred from merged entity, SK IMT Co., Ltd.	(404)	-
	£ 117,474	£ 96,463

d. Effective tax rate

Effective tax rates for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won):

	2003	2002
Income before income tax expenses	£ 2,714,194	£ 2,180,497
Income tax expenses	771,444	669,220
Effective tax rate	28.42%	30.69%

e. Intra-period allocation of income tax expenses

Intra-period allocation of income tax expenses for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won) :

	2003	2002
Income tax expenses of ordinary income	£ 771,444	£ 669,070
Income tax expenses of extraordinary gain	-	149
Income tax expenses	£ 771,444	£ 669,219

18. NET INCOME AND ORDINARY INCOME PER SHARE

The Company¡¯s net income and ordinary income per share amounts for the years ended December 31, 2003 and 2002 are computed as follows (in millions of won, except for share data) :

Net income per share

(in millions of won, except for share data)

	2003	2002
Net income	£ 1,942,750	£ 1,511,278
Weighted average number of common shares outstanding	75,078,219	84,270,450
Net income per share	£ 25,876	£ 17,934

Ordinary income per share

	2003	2002
Net income	£ 1,942,750	£ 1,511,278
Extraordinary gain	-	(504)
Income tax effect of extraordinary gain	-	149
Ordinary income	1,942,750	1,510,923
Weighted average number of common shares outstanding	75,078,219	84,270,450
Ordinary income per share	£ 25,876	£ 17,929

The weighted average number of common shares outstanding for the years ended December 31, 2003 and 2002 is calculated as follows :

	Number of shares	Weighted number of days	Weighted number of shares
For 2003			
At January 1, 2003	89,152,670	365 / 365	89,152,670
Treasury stock, at the beginning	(9,310,607)	365 / 365	(9,310,607)
Purchase of treasury stock	(3,809,288)	356 / 365	(3,715,360)
Purchase of fractional share related to merger with Shinsegi Telecomm, Inc.	(52)	332 / 365	(47)
Purchase of fractional share related to merger with SK IMT Co., Ltd.	(91)	233 / 365	(58)
Issuance of common stock for merger with SK IMT Co., Ltd.	126,276	233 / 365	80,609
Purchase of treasury stock	(100,000)	185 / 365	(50,685)
Purchase of treasury stock	(2,444,600)	(note 1)	(1,078,303)
Total	73,614,308		75,078,219

(Continued)

C0095


NOTES TO
FINANCIAL
STATEMENTS

	Number of shares	Weighted number of days	Weighted number of shares
For 2002			
At January 1, 2002	89,152,670	365 / 365	89,152,670
Treasury stock, at the beginning	(6,159,266)	365 / 365	(6,159,266)
Distribution of treasury stock for merger with Shinsegi	2,673,474	349 / 365	2,556,280
Purchase of treasury stock	(1,367,180)	335 / 365	(1,254,809)
Purchase of treasury stock	(4,457,635)	2 /365	(24,425)
Total	79,842,063		84,270,450

(note 1) The treasury stock was acquired on several different dates in 2003 and the weighted number of shares was calculated considering each transaction date.

Diluted net income and ordinary income per share amounts for the years ended December 31, 2003 and 2002 are computed as follows (in millions of won, except for share data):

Diluted net income per share

	2003	2002
Adjusted net income (note 2)	£ 1,942,750	£ 1,511,356
Adjusted weighted average number of common shares outstanding (note 2)	75,078,219	84,277,598
Diluted net income per share	£ 25,876	£ 17,933

Diluted ordinary income per share

	2003	2002
Adjusted ordinary income (note 2)	£ 1,942,750	£ 1,511,001
Adjusted weighted average number of common shares outstanding (note 2)	75,078,219	84,277,598
Diluted ordinary income per share	£ 25,876	£ 17,929

(note 2) In the year ended December 31, 2003, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise price exceeded the average market price of common stock for the year ended December 31, 2003. In the year ended December 31, 2002, for the calculation of diluted income per share, the net income and weighted average number of common shares outstanding are adjusted assuming the exercise of stock options on January 1, 2002.

The numerator and denominator of basic and diluted net income and ordinary income per share for the year ended December 31, 2002 are as follows :

Diluted net income per share

	Net income (in millions of Korean won)	Average weighted number of shares	Per-share amount (in Korean won)
Basic net income per share	£ 1,511,278	84,270,450	£ 17,934
Effect of stock options	78	7,148	
Diluted net income per share	£ 1,511,356	84,277,598	£ 17,933

Diluted ordinary income per share

	Net income (in millions of Korean won)	Average weighted number of shares	Per-share amount (in Korean won)
Basic ordinary income per share	£ 1,510,923	84,270,450	£ 17,929
Effect of stock options	78	7,148	
Diluted ordinary income per share	£ 1,511,001	84,277,598	£ 17,929

19. DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won except for share data) :

	Dividend type	Number of shares outstanding	Face value	Dividend ratio	Dividends
2003	Cash dividends	73,614,308	£ 500	1,100%	£ 404,879
2002	Cash dividends	84,299,698 (note)	£ 500	360%	£ 151,739

(note) 4,457,635 shares of the Company¡¯s common stock acquired through the stock exchange with KT Corporation on December 30, 2002 were included in the number of shares outstanding, as the dividend rights date was December 27, 2002.

Dividends payout ratio for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won and %) :

	2003	2002
Dividends	£ 404,879	£ 151,739
Net income	1,942,750	1,511,278
Dividends payout ratio	20.84%	10.04%

Dividends yield ratio for the years ended December 31, 2003 and 2002 are as follows (in Korean won and %) :

C0097


NOTES TO
FINANCIAL
STATEMENTS

	2003		2002
Dividend per share	£ 5,500	£	1,800
Stock price at the year-end	199,000		229,000
	2.76%		0.26%

20. COMMITMENTS AND CONTINGENCIES

a. At December 31, 2003, the Company¡¯s property and equipment (land, buildings and machinery), amounting to £ 58,299 million in carrying value, are pledged as collateral for borrowings from Korea Development Bank. In addition, the Company has provided one blank check to Shinhan Capital Co., Ltd. as collateral for guarantees of the Company¡¯s obligations under lease agreements.

b. On May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold £ 577,253 million, £ 549,256 million and £ 498,426 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of £ 10,789 million, £ 12,863 million and £ 9,936 million, respectively. Related to these asset-backed securitization transactions, the Company has obligations to repurchase receivables up to 13.15%, 13.27% and 13.19% for Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for 3 months or the debtors become insolvent. At December 31, 2003, the uncollected balances of accounts receivable sold to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were £ 32,861 million, £ 215,615 million and £ 402,297 million, respectively.

c. At December 31, 2003, the Company has guarantee deposits restricted for its checking accounts totaling £ 23 million.

d. The Company¡¯s performance under a mobile network system development service contract with Asia Pacific Broadband Wireless Communications Inc., a Taipei company, and the Company¡¯s warranty obligations have been guaranteed by Citi Corp., within the limit of US$ 550,000 and US$ 1,490,000, respectively.

e. The Company made a contract for joint ownership of a satellite with Japan MBCO in order to enter the satellite digital multimedia broadcasting business. In accordance with the contract, the Company and Japan MBCO decided the sharing rate of joint ownership to be 34.66% for the Company and 65.34% for Japan MBCO based on a number of relay stations and coverage. The details of the contract are as follows (in millions of Japanese yen and in millions of U.S. dollars) :

	Total investment		The Company¡¯s portion		Investment made in 2003 by the Company		Investment to be made by the Company	
Purchase of satellite, launching and insurance	US$	193	US$	67	US$	50	US$	17
Operation of the control center	JP¡ˊ	4,934	JP¡ˊ	1,710	JP¡ˊ	1,710	JP¡ˊ	-

21. INSURANCE

At December 31, 2003, certain of the Company ¡¯s assets are insured with local insurance companies as follows (in millions of Korean won) :

Insured	Risk	Carrying value	Coverage
Property and equipment, directors ¡¯ liabilities and general liabilities	Fire and comprehensive liability and other	₩ 6,233,174	₩ 10,123,102

22. TRANSACTIONS WITH AFFILIATED AND RELATED COMPANIES

Significant related party transactions and balances as of and for the years ended December 31, 2003 and 2002 were as follows (in millions of Korean won) :

Description	2003	2002
Transactions		
SK C&C Co., Ltd. :		
Purchases of property and equipment	₩ 180,270	₩ 196,455
Commissions paid and other expenses (note 1)	284,032	231,316
Commission and other income	8,200	6,691
SK Engineering & Construction Co., Ltd. :		
Construction (note 2)	324,260	289,311
Commissions paid and other expenses	7,662	23,981
Commissions and other income	775	678
SK Networks Co., Ltd. (formerly SK Global) :		
Purchases of property and equipment	3,213	10,954
Commissions paid and other expenses	210,374	83,016
Commissions and other income	10,761	1,208
SK Corporation :		
Purchases of property and equipment	3,831	52
Commissions paid and other expenses	35,004	36,754
Commissions and other income	5,274	3,062
Innoace Co., Ltd. :		
Purchases of property and equipment	35,225	40,884
Commissions paid and other expenses	8,969	9,454
Commissions and other income	313	217
SK Communications Co., Ltd. :		
Purchases of property and equipment	7,379	1,312
Commissions paid and other expenses	29,042	48,251
Commissions and other income	18,534	4,646

(Continued)


NOTES TO
FINANCIAL
STATEMENTS

Description	2003	2002
SK Telesys Co., Ltd. :		
Purchases of property and equipment	£ 188,111	£ 187,205
Commissions paid and other expenses	1,717	1,519
Commissions and other income	179	290
Widerthan.com Co., Ltd. :		
Purchases of property and equipment	22,643	9,124
Commissions paid and other expenses	49,939	24,218
Commissions and other income	401	274
Balances		
SK C&C Co., Ltd. :		
Accounts receivable	112	287
Accounts payable	72,384	116,235
Guarantee deposits received	346	284
SK Engineering & Construction Co., Ltd. :		
Accounts receivable	92	242
Accounts payable	63,442	65,773
Guarantee deposits received	90	130
SK Networks Co., Ltd. (formerly SK Global Co., Ltd.) :		
Accounts receivable	996	3,145
Guarantee deposits	113	113
Accounts payable	62,436	14,606
Guarantee deposits received	719	255
SK Corporation :		
Accounts receivable	474	822
Guarantee deposits paid (note 3)	103,720	79,611
Accounts payable	2,908	11,272
Guarantee deposits received	10,194	9,885
Innoace Co., Ltd. :		
Accounts receivable	25,640	26,806
Accounts payable	1,069	2,138
SK Communications Co., Ltd. :		
Accounts receivable	4,838	240
Accounts payable	8,903	14,089
Guarantee deposits received	6,764	8,036

(Continued)

Description	2003	2002
SK Telesys Co., Ltd. :		
Accounts payable	£ 2	£ 5
Guarantee deposits received	33,904	60,834
SK Wyverns Baseball Club Co., Ltd. :		
Long-term and short-term loans	13,532	19,106
SK Life Insurance Co., Ltd. :		
Deposits for severance indemnities	59,613	57,590
Guarantee deposits	60	60
Accounts receivable	1,119	117
Guarantee deposits received	338	767
Widerthan.com Co., Ltd. :		
Accounts receivable	30	-
Accounts payable	9,762	8,296
Guarantee deposits received	-	4,736

23. MERGER WITH SK IMT CO., LTD.

On May 1, 2003, the Company merged with SK IMT Co., Ltd., in accordance with a resolution of the Company¡¯s board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company¡¯s common stock with a par value of £ 500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of £ 5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT Co., Ltd. upon the merger. The assets and liabilities transferred from SK IMT Co., Ltd. were accounted for at the carrying amounts of SK IMT Co., Ltd.


NOTES TO
FINANCIAL
STATEMENTS

The condensed balance sheet of SK IMT as of April 30, 2003 and December 31, 2002 and the condensed statements of operations for the period from January 1, 2003 to April 30, 2003 and for the year ended December 31, 2002 are as follows (in millions of Korean won) :

	Apr. 30, 2003	Dec. 31, 2002
Condensed Balance Sheets		
Current assts	£ 332,321	£ 963,896
Fixed asset	1,274,185	1,274,630
Total Assets	£ 1,606,506	£ 2,238,526
Current liabilities	£ 7,808	£ 26,164
Long-term liabilities	556,444	558,107
Total Liabilities	564,252	584,271
Capital stock	300,000	300,000
Capital surplus	1,300,020	1,300,020
Retained earnings	47,192	54,235
Capital adjustment	(604,958)	-
Total Stockholders¡¯Equity	1,042,254	1,654,255
Total Liabilities and Stockholders¡¯Equity	£ 1,606,506	£ 2,238,526

	Period from Jan. 1, 2003 to Apr. 30, 2003	Year ended Dec. 31, 2002
Condensed Statements of Operations		
Operating revenue	£ -	£ -
Operating expenses	(7,009)	(7,737)
Operating loss	(7,009)	(7,737)
Non-operating income	12,032	47,794
Non-operating expenses	(13,694)	(1,265)
Ordinary income (loss)	(8,671)	38,792
Extraordinary gain (loss)		-
Income before income taxes	(8,671)	38,792
Income tax benefit (expenses)	2,961	(11,554)
Net income (loss)	(£ 5,710)	£ 27,238

24. MERGER WITH SHINSEGI TELECOMM, INC.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company¡¯board of directors dated September 21, 2001 and the approval of shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001. The exchange ratio of common stock between the Company and Shinsegi Telecomm, Inc. was 0.05696 to 1. Using such exchange ratio, the Company distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. and the Company retired all shares of Shinsegi Telecomm, Inc. owned by the Company and Shinsegi Telecomm, Inc. upon the merger.

The condensed balance sheets of Shinsegi Telecomm, Inc. as of January 12, 2002 and December 31, 2001 and the condensed statements of operations for the period from January 1, 2002 to January 12, 2002 and for the year ended December 31, 2001, which are adjusted for the difference in depreciation methods between the Company and Shinsegi Telecomm, Inc., are as follows (in millions of Korean won) :

	Jan. 12, 2002	Dec. 31, 2001
Condensed Balance Sheets		
Current assts	£ 574,319	£ 578,627
Fixed asset	1,126,811	1,131,930
Total Assets	£ 1,701,130	£ 1,710,557
Current liabilities	£ 1,077,440	£ 1,089,375
Long-term liabilities	509,934	513,109
Total Liabilities	1,587,374	1,602,484
Capital stock	800,000	800,000
Deficit	(680,058)	(689,599)
Capital adjustment	(6,186)	(2,328)
Total Stockholders¡¯Equity	113,756	108,073
Total Liabilities and Stockholders¡¯Equity	£ 1,701,130	£ 1,710,557


NOTES TO
FINANCIAL
STATEMENTS

	Period from Jan. 1, 2002 to Jan. 12, 2002	Year ended Dec. 31, 2001
Condensed Statements of Operations		
Operating revenue	£ 71,638	£ 2,007,018
Operating expenses	(58,562)	(1,793,130)
Operating income	13,076	213,888
Non-operating income	2,571	71,598
Non-operating expenses	(3,142)	(181,938)
Ordinary income	12,505	103,548
Extraordinary gain (loss)	-	-
Income before income taxes	12,505	103,548
Provision for income taxes	(2,964)	(135,105)
Net income (loss)	£ 9,541	(£ 31,557)

Under Korean GAAP, for consolidated financial statement purposes, the excess unallocated price of £ 299,121 million for the additional 19.2% equity interests acquired in 2001 after its acquisition of a majority equity interest in Shinsegi Telecomm, Inc. on April 27, 2000, is not considered as goodwill but deducted from other capital surplus. As a result, the balance of the Company¡¯s retained earnings in the non-consolidated financial statements as of the merger date (January 12, 2002) does not agree to the balance of its retained earnings in the consolidated financial statements as of the same date. To eliminate such difference, the Company adjusted its retained earnings by £ 4,082 million.

25. OPERATING RESULTS OF FINAL INTERIM PERIOD

The Company¡¯s key operating results for the three months ended December 31, 2003 and 2002 are as follows (in millions of Korean won, except for income per share) :

	4th Quarter of	
	2003 (unaudited)	2002 (unaudited)
Operating revenue	£ 2,480,397	£ 2,365,638
Ordinary income	560,063	237,764
Net income	433,230	162,640
Net income per share (in Korean won)	5,885	1,932

26. ECONOMIC UNCERTAINTIES

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management¡¯s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management¡¯s current assessment.

Corporate Milestones

1980~1989

Mar. 1984	Established Korea Mobile Telecommunications Services Co., Ltd.
May 1985	Began operating car phone services
Apr. 1988	Designated as a public telecommunications service operator
Oct. 1989	Appeared on the Korea Stock Exchange for an initial public offering of KRW 6.4 billion

1990~1999

Apr. 1992	Paging service subscribers surpassed 1 million
June 1994	SK Group became the major shareholder of the Korea Mobile Telecommunications Services Co., Ltd.
Jan. 1995	Cellular phone and paging service subscribers reached 1million and 4 million, respectively
Feb. 1995	Unveiled "MOVE 21" - the Company's vision for the 21st century
Jan. 1996	Launched the world's first commercial CDMA cellular phone service
June 1996	ADRs listed on New York Stock Exchange - a first for a non-governmental Korean enterprise
June 1996	Credit rating of A+ awarded by Standard & Poor's
July 1996	Credit rating of A1 awarded by Moody's
Mar. 1997	Changed name to SK Telecom Co., Ltd., and unveiled a new corporate identity program at the 13th annual shareholders' meeting
Sept. 1997	Completed development of IMT-2000 test-bed system
Oct. 1997	Launched NETSGO, a multimedia online service
Dec. 1997	Number of CDMA subscribers reached 3 million
Jan. 1998	Granted ISO 9002 certification for customer service and after-sales service, a first among Korean cellular service operators
June 1998	Ranked first in the National Customer Satisfaction Index in the Mobile Communications Service category
June 1998	SK Telink, SK Telecom's subsidiary,launched 00700 International Call services
Dec. 1998	SK Teletech, SK Telecom's subsidiary, launched by introducing its SKY handsets
Mar. 1999	Ranked first in the Mobile Communications Service category of the National Customer Satisfaction Index
July 1999	Launched TTL, a cellular service directed at the youth market
Dec. 1999	Number of subscribers reached 10 million

2000

Mar. 2000	Formed strategic alliances with small and medium-sized telecommunications carriers to co-develop core IMT-2000 technology
Mar. 2000	Completed the development of the world's first core components for IMT-2000
Mar. 2000	Voted first for the second consecutive time in the Mobile Communications Service category of the National Customer Satisfaction Index
Apr. 2000	Korea Fair Trade Commission approved the acquisition of Shinsegi Telecomm
May 2000	Established a joint venture company with GameKing, China's biggest videogame software development company
Aug. 2000	Separated with NETSGO
Oct. 2000	Launched the world's first commercial CDMA2000 1X service
Oct. 2000	Entered into a cellular service contract with DCN, a mobile communications operator in the Republic of Daghestan
Dec. 2000	Obtained a service license for Asynchronous IMT-2000 (WCDMA)

2001

Mar. 2001	Sold radio paging business to Intec Telecom
Mar. 2001	Established SK IMT Co. Ltd.
Apr. 2001	Launched wireless Internet services in Mongolia
May 2001	Introduced the world's first commercial wireless streaming video service
June 2001	Concluded a USD 1 million CDMA consulting agreement with China, covering network design, optimization, and other areas of CDMA technology
June 2001	Established a joint venture fund worth USD 10 million with Hewlett-Packard
Aug. 2001	Completed the development of the world's first videophone service using the CDMA2000 1X network
Sept. 2001	Launched an IC chip-embedded Moneta Card in affiliation with five major domestic credit card companies and SK Corporation
Oct. 2001	Launched NATE, a wired and wireless integrated portal service
Nov. 2001	MIC approved the merger between SK Telecom and Shinsegi Telecomm


CORPORATE
MILESTONES

2002

Jan. 2002	Acquired a business license to operate a CDMA cellular service in Cambodia
Jan. 2002	Launched the world's first CDMA2000 1x EV-DO service
Mar. 2002	Pioneered CDMA-GSM inter-standard international roaming service
Apr. 2002	Launched the Korea-Japan CDMA Automatic Roaming Service
Apr. 2002	Formed an agreement to jointly implement a Telematics business with SK Telecom, Renault-Samsung Motors, and Samsung Electronics
Apr. 2002	Exported NATE platform to Pelephone, an advanced Israeli mobile communications operator
May 2002	Developed next generation streaming video compression technology (H.26L)
May 2002	Decided to purchase 5% of KT shares
May 2002	Launched the Automatic Roaming Service in the U.S.
June 2002	Executed an MOU with Sun Microsystems to develop, nurture, and commercialize highly prospective technologies
July 2002	Signed an MOU with China Unicom that contained provisions for the establishment of a joint venture company
July 2002	Designated as the official information communications sponsor of the 14th Busan Asian Games
Aug. 2002	Introduced POSE, an exclusive NATE PDA phone
Sept. 2002	Credit rating upgraded to Baa1 from Baa2 by Moody's
Oct. 2002	Showcased the revolutionary CDMA2000 1x EV-DO network in China
Nov. 2002	Expanded the Automatic Roaming Service in China and the U.S.
Nov. 2002	Launched "June," a mobile multimedia service
Dec. 2002	Launched MONETA, a mobile payment service
Dec. 2002	Launched the Home Network service
Dec. 2002	Executed a share swap with KT

2003

Jan. 2003	Announced the plan to purchase 3% of its common shares
Feb. 2003	Expanded 'June' broadcasting service
Mar. 2003	Signed a formal contract with China Unicom to establish a J/V (Joint Venture) company in China.
Mar. 2003	Held the 19th general shareholders' meeting
Apr. 2003	Publicly demonstrated the commercialization of "WIPI." (Wireless Internet Platform for Interoperability)
May 2003	Merged with SK IMT
May 2003	Provided CDMA Automatic Roaming Service in Thailand and Saipan
May 2003	Made a final selection of WCDMA equipment suppliers
June 2003	Announced a resolution on business principles with SK Networks (Former SK Global)
June 2003	Implemented 'Rainbow' program
July 2003	launched commercial CDMA Cellular Service in Vietnam
July 2003	Received the Corporate Governance Award
July 2003	Purchased 2.48 million POSCO shares held by SK Corporation
Aug. 2003	'3G June Service' subscribers reached 1 million
Aug. 2003	Launched "Moneta Online Payment Service"
Sept. 2003	Completed the test of a Wireless Data Roaming Service between Korea and China
Sept. 2003	Total number of subscribers exceeded 18 million
Sept. 2003	Signed an MOU with Teleasonera for jointly developing and commercializing new businesses
Oct. 2003	Established CapEx Review and Compensation Review committees
Nov. 2003	Formed a consortium to develop satellite DMB business
Nov. 2003	Board of Directors approved the participation in SK Communications' rights offering
Dec. 2003	Demonstrated 2.3GHz Broadband Wireless Service
Dec. 2003	Launched WCDMA commercial service
Dec. 2003	Announced dividend policy for 2003 and 2004
Dec. 2003	Provided a CDMA Automatic Roaming Service in Taiwan, Mexico and Peru

Glossary

CDMA (Code Division Multiple Access)

A digital communication technology based on digital transmission using various coding sequences assigned to different users. By using the sequences, CDMA network can mix and separate the signals of each user in a single frequency band; therefore, CDMA technology can increase network capacity by allowing more than one user to simultaneously occupy a single frequency band to communicate with virtually no crosstalk. Basically IS-95A/B, CDMA2000 1X, and CDMA2000 1x EV-DO all originate from CDMA technology.

CDMA2000 1X

The 3rd generation technology evolved from IS-95A/B. With this technology, a network operator is able to provide most services that are discussed for realization through IMT 2000 (a 3rd generation technology). CDMA2000 1X also allows efficient use of frequency resources because it can transmit data in the form of packets, which allows the operator to allocate unused wireless channels to other subscribers. Required frequency bandwidth for the technology is the same 1.25MHz as IS-95A/B systems.

CDMA2000 1x EV-DO (Evolution - Data Optimized) - Synchronized IMT-2000

A 3rd generation service optimized for data services and offers data rates of up to 2.4Mbps on a 1.25MHz bandwidth. This is interoperable with IS-95A/B networks (2nd generation CDMA network) and CDMA2000 1X (3rd generation network)

Churn

Subscriber terminations, both voluntary and involuntary, for reasons such as the non-payment of amounts due or other subscriber fee delinquencies.

Dongle

A system that allows local area wireless communications to interface with peripherals like PCs. This system can also interface mobile phone payment service between wireless devices and financial terminals by converting IrDA (IrFM) or RF Communication to RS232C Serial Communication.

Financial Enabler

SK Telecom's business that consists of the m-Commerce, m-Finance, and the payment infrastructure businesses. Financial Enabler focuses on e-money, mobile payments, mobile finance, and credit card services via cellular phones.

Frequency Bandwidth

The bandwidth between the highest frequency and lowest frequency assigned to a specific signal channel.

GPS (Global Positioning System)

A satellite navigation system used for precisely determining geographical position based on information from satellites. GPS satellites are owned by the U.S. military, but navigational information is made available free of charge for civilian use.

GSM (Global Systems for Mobile Communications)

A wireless communications tool compatible with digital mobile phones. As the de facto global standard, GSM uses a 900MHz frequency band.

H.26L

A next generation streaming video compression technology. The compression rate of this technology has been improved 40%~50% over the existing MPEG-4 system.

IC Card (Integrated Circuits Card)

Recognized as the smallest independent computer with advanced functions and securities, this card, also known as a "smart card," contains a semiconductor and is about the same size as a credit card.

IMT-2000 (International Mobile Telecommunications-2000)

An initiative of the ITU to unify wireless communications standards by developing a global federation of systems providing mobile multimedia service capabilities for the use of all federation members worldwide. Collectively, IMT-2000 is the global standard for 3rd generation mobile communications systems, designated by the ITU.

IrDA (Infrared Data Association)

This wireless technology enables data to be transmitted using infrared rays. It is widely used for sending and receiving text files or multimedia data through local wireless networks.

IS95-A/B

Known as cdmaOne, this is the CDMA network interface standard as designated by the Telecommunication Industry Association (TIA) in the U.S. in 1993. Its network is primarily designed for voice cellular service. Based on IS-95A, cellular operators provide transmission rates of 9.6Kbps. IS-95B allows data transmission rates of up to 86.4Kbps.


GLOSSARY

ITU (International Telecommunication Union)

The international organization that provides a forum for governments and the private sector to coordinate global telecommunications networks and services. It was established in 1932 and is now a United Nations affiliate based in Geneva, Switzerland.

MONETA

A smart-chip installed multipurpose mobile financial enabler. It facilitates mobile payment services using cellular phones and offers subscribers a variety of benefits.

MPEG4 (Moving Picture Expert Group-4)

An encoding standard that provides key technology that facilitates video data operation, transmission, and storage in many multimedia environments such as mobile communications networks, ATM, and the Internet.

Packet Data Communications

Data communications by packet switching is a system that sends and receives information by dividing messages into small blocks called packets and adding headers containing address and control information to each packet. As this enables a common channel to simultaneously carry the communication of multiple users, channel usage efficiency is high and costs are relatively low.

QVGA (Quarter Video Graphics Array)

A graphics array standard that supports a level of high-definition resolution four-times higher than the existing VGA (Video Graphics Array).

Release 4

Users of this WCDMA mobile communications technology can send and receive voice calls as well as multimedia data at 2Mbps along a 5MHz bandwidth.

Satellite DMB (Digital Multimedia Broadcasting)

A next generation broadcasting service that transmits digital multimedia signals like voice and streaming video to a fixed, cellular, or automobile receiver apparatus through satellite. This service allows users to enjoy superb sound and high definition broadcasting at the level of CD and DVD through PDAs or VMTs (Vehicle-Mounted Terminals) while on the move.

VMT (Vehicle Mounted Terminals)

A system that accesses Internet portal sites for vehicle-related information that drivers can operate through simple voice commands. It is connected with a Global Positioning System (GPS) chip that allows VMT to deliver accurate geographical information to subscribers.

VOD (Video on Demand)

Unlike the traditional broadcasting method that enables viewers to receive broadcasting programs transmitted by stations on a unilateral basis, the VOD function allows them to select from a library of programs stored on video, and view them at their leisure.

WAP (Wireless Application Protocol)

Wireless communications data protocol for mobile Internet connection standardized at the WAP forum that was established in June 1997. Users of WAP-enabled mobile handsets, PDAs, and other terminals can view WAP content via the wireless Internet. Specifications for WAP-NG (WAP Next Generation), the successor to WAP1.X, were released in August 2001.

WCDMA (Wideband Code Division Multiple Access) - Asynchronous IMT-2000

The standard 3rd generation technology for most European service operators. This next generation mobile communications technology is able to transmit data at 144Kbps in vehicular environments, 384Kbps for walking users, and 2Mbps for stationary users using a 5MHz frequency band. WCDMA enables multimedia services such as real-time video conferencing calls.

WIPI (Wireless Internet Platform for Interoperability)

The Korean Ministry of Information and Communication designed WIPI to be the next-generation Wireless Internet Standard Platform. This allows subscribers of each mobile service provider to conveniently use the wireless Internet content provided by all.

2.3GHz Broadband Wireless

This next generation wireless Internet technology allows users to access broadband Internet on a 2.3GHz bandwidth while on the move.

3rd Generation-Mobile Communications System

The 2nd Generation mobile communications systems such as IS-95A/B and GSM were designed primarily with voice communications in mind. The 3rd Generation mobile communications systems pave the way for high-speed data and multimedia services.


ORGANIZATION
CHART

Organization Chart

- VICE CHAIRMAN & CEO
  - PRESIDENT & CEO
    - Office of the Staff to CEO
    - Office of the Corporate Public Relations
    - SK Academy
    - Future Management Institute
      - Center For Future Management
      - Center For Future Leadership
    - SK Research Institute for SUPEX Management
      - Economic Research Office
      - SUPEX Management Research Office
      - Information Communication Technology Research Office
    - Strategic Planning Group
      - Corporate Strategy Office
      - Strategic Planning Office
      - Finance Management Office
      - Investor Relations Office
    - Technology Strategy Group
      - Technology Strategy Planning Div.
      - Network R&D Center
      - Platform R&D Center
      - Information Technology R&D Center
    - New Business Strategy Group
      - New Business Strategy Div.
      - Global Business Div.
    - Management Supporting Group
      - HRM Office
      - Purchasing & Asset Management Office
      - Ethics Management Office
      - Office of General Counsel
    - Network Group
      - Network Planning Div.
      - Network Provision & Construction Div.
      - Network Operation & Maintenance Div.
      - Seoul Metropolitan Regional Network Div.
      - Busan Metropolitan Regional Network Div.
      - Daegu Metropolitan Regional Network Div.
      - Western Regional Network Div.
      - Middle Regional Network Div.
    - Business Group
      - Business Strategy Div.
      - Portal Business Div.
      - MONETA Business Div.
      - Enterprise Solution Business Div.
      - Multi-Network Business Div.
    - Customer Relations Group
      - Customer Relations Planning Div.
      - Customer Marketing Div.
      - Mobile Device Div.
      - CRM Div.
      - Next Generation Marketing Div.
      - Seoul Metropolitan Marketing Div.
      - Busan Metropolitan Marketing Div.
      - Daegu Metropolitan Marketing Div.
      - Western Marketing Div.
      - Middle Marketing Div.
    - Corporate Relations Group
      - Corporate Relations Strategy Office
      - Government Relations Office
      - Public Relations Office
    - Next Generation Mobile Internet Business Office

Subsidiaries (dashed lines):

- SK Knights
- SK Telink
- SK Wyverns
- Global Credit Information
- SK Capital
- SKTI
- SKT EU
- SKT China
- SK Teletech
- SK Comms.
- TU Media
- Paxnet

C0109


BUSINESS
NETWORK

Business Network

SEOUL

SK Telecom Co.,Ltd.
99 Seorin-dong, Jongro-gu, Seoul
110-728, Korea
Tel : 82-2-2121-4212
Fax : 82-2-2121-3985

LONDON

SK Telecom Europe, Ltd.
33 St. James's Square
London, SW1Y 4JS UK
Tel : 44-207-661-9654
Fax : 44-207-661-9140

SINGAPORE

SLD Telecom Pte. Ltd.
10 Collyer Quay
#19-08 Ocean Bldg.
Singapore 049315
Tel :65-6222-6077 Ext.218

BEIJING

SK Telecom China Co., Ltd.
Unit 1201, Tower E1, The Towers,
Oriental Plaza No.1,
East Chang An Ave.,
Dong Cheng District
Beijing, 100738, China
Tel : 86-10-8518-6888
Fax : 86-10-8518-3509

UNISK Information Technology Co., Ltd.
Room 617, Henderson 3 Tower,
Jianguomennei Street 18,
Chaoyang District,
Beijing, China
Tel : 86-10-6518-3520
Fax : 86-10-6518-3420

NEW JERSEY

SK USA, Inc.
400 Kelby Street, 17th Floor
Fort Lee, NJ 07024
U.S.A
Tel : 1-201-613-8000
Fax : 1-201-613-8040

SAN JOSE

SKTI, Inc.
The Concourse IV the 8th Floor 1735
Technology Drive,
San Jose, CA 95110
U.S.A
Tel : 1-408-437-4700
Fax : 1-408-441-0755

TOKYO

SK Telecom Tokyo Office
Yamato Seimei Bldg. 8F, 1-1-7
Uchisaiwai-cho, Chijoda-ku, Tokyo
100-0011, Japan
Tel : 81-3-3591-3800
Fax : 81-3-3591-3807

ULAANBAATAR

Skytel Co., Ltd.
C.P.O. Box-811 Sukhbaatar
District-1, Chinggis Khan
Avenue-9
Ulaanbaatar-13, Mongolia
Tel : 976-11-323200
Fax : 976-11-318487

HO CHI MINH

SLD Telecom Pte. Ltd.
Ho Chi Minh Office
9th Floor Diamond Plaza,
34 Le Duan Street,
District 1/HCM City, Vietnam
Tel :84-8-822-5882
Fax : 84-8-822-7855


INVESTOR
INFORMATION

Investor Information

1. Head Office
   SK Telecom
   99, Seorin-dong, Jongro-gu
   Seoul 110-728, Korea

2. Date of Establishment
   March 29, 1984

3. Paid-in Capital
   KRW 44,639 million as of December 31, 2003

4. Number of Common Shares
   82,276,711 shares as of December 31, 2003

5. Securities Listings
   Korea Stock Exchange : 017670.KS (Common Stock)
   New York Stock Exchange : SKM (ADS)

6. Transfer Agent and Registrar
   Common Stock
   Kookmin Bank
   Securities Agency Business Team
   36-3, Yeoido-dong, Yeongdeungpo-gu,
   Seoul, Korea
   Tel : (82-2) 2073-8117
   Fax : (82-2) 2073-8130

   American Depositary Shares
   Citibank, N.A.
   111 Wall Street 20th Floor/Zone 7
   New York, NY 10005
   Tel : (1-212) 657-8782
   Fax : (1-212) 825-5398

7. Available Filings
   Form 20-F
   Form 6-K : Quarterly Reports, Annual Reports, Proxy Statements, and other material announcements

8. General Shareholders Meeting
   Friday, March 12, 2004 at 9 a.m.
   SK Telecom Boramae Building, 729-1,
   Bongch'on 1-dong,
   Gwanak-gu, Seoul, Korea

9. Information Availability
   http://www.sktelecom.com/english/ir/index.html

10. Investor Relations Office
    For any other investor inquiries, contact:

    Phone:[82-2] 2121-4212
    Fax:[82-2] 2121-3985
    Email: tjpark@sktelecom.com
    Mail: IR Office, SK Telecom
    99, Seorin-dong, Jongro-gu
    Seoul 110-728, Korea

www.sktelecom.com



SK Telecom